Exhibit 99.1

XP Inc.

Interim condensed consolidated
financial statements at
September 30, 2025
and report on review

Report on review of interim condensed consolidated financial statements

To the Board of Directors and Shareholders

XP Inc.

Introduction

We have reviewed the accompanying interim condensed consolidated balance sheets of XP Inc. and its subsidiaries ("Company") as at September 30, 2025 and the related interim condensed consolidated statements of income and of comprehensive income for the quarter and nine-month periods then ended, and the interim condensed consolidated statements of changes in equity and cash flows for the nine-month period then ended, and explanatory notes.

Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with International Accounting Standard (IAS) 34 - "Interim Financial Reporting", of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements referred to above are not prepared, in all material respects, in accordance with IAS 34.

São Paulo, November 17, 2025

PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5	Marcos Paulo Putini Contador CRC 1SP212529/O-8

www.pwc.com.br	PricewaterhouseCoopers Auditores Independentes Ltda. Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16[o], São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000

XP Inc. and its subsidiaries Unaudited interim condensed consolidated financial statements for the three and nine months periods ended September 30, 2025

Table of Contents

Unaudited interim condensed consolidated balance sheets	3
Unaudited interim condensed consolidated statements of income and of comprehensive income	5
Unaudited interim condensed consolidated statements of changes in equity	6
Unaudited interim condensed consolidated statements of cash flows	7
1. Operations	8
2. Basis of preparation and changes to the Group’s accounting policies	9
3. Securities purchased (sold) under resale (repurchase) agreements	14
4. Securities	15
5. Derivative financial instruments	18
6. Hedge accounting	20
7. Loan operations	23
8. Prepaid expenses	24
9. Securities trading and intermediation (receivable and payable)	24
10. Expected Credit Losses on Financial Assets and Reconciliation of carrying amount	25
11. Investments in associates and joint ventures	26
12. Property, equipment, goodwill, intangible assets and lease	27
13. Financing Instruments Payable	29
14. Borrowings	30
15. Other financial assets and financial liabilities	30
16. Other assets and other liabilities	31
17. Retirement plans and insurance liabilities	32
18. Income tax	33
19. Equity	34
20. Related party transactions	36
21. Provisions and contingent liabilities	36
22. Total revenue and income	38
23. Operating costs	39
24. Operating expenses by nature	40
25. Other operating income (expenses), net	40
26. Share-based plan	41
27. Earnings per share (basic and diluted)	41
28. Determination of fair value	42
29. Management of financial risks and financial instruments	44
30. Capital Management	45
31. Cash flow information	45
32. Subsequent events	46

XP Inc. and its subsidiaries Unaudited interim condensed consolidated balance sheets As of September 30, 2025 and December 31, 2024 In thousands of Brazilian Reais

Assets	Note	September 30, 2025	December 31, 2024

Cash		12,412,802	5,610,548

Financial assets		366,905,285	321,697,974

Fair value through profit or loss		240,427,922	196,185,210
Securities	4	184,428,152	149,985,414
Derivative financial instruments	5	55,999,770	46,199,796

Fair value through other comprehensive income		42,557,777	50,879,981
Securities	4	42,557,777	50,879,981

Evaluated at amortized cost		83,919,586	74,632,783
Securities	4	8,134,005	2,836,146
Securities purchased under resale agreements	3	15,029,274	22,057,137
Securities trading and intermediation	9	5,812,102	6,499,097
Accounts receivable		1,171,155	778,943
Loan operations	7	34,028,397	29,228,463
Other financial assets	15	19,744,653	13,232,997

Other assets		10,301,584	10,657,119
Recoverable taxes		578,537	452,555
Rights-of-use assets	12	326,187	313,141
Prepaid expenses	8	4,096,783	4,363,233
Other	16	5,300,077	5,528,190

Deferred tax assets	18	3,050,840	2,887,935
Investments in associates and joint ventures	11	3,682,642	3,518,779
Property and equipment	12	420,570	449,956
Goodwill and intangible assets	12	2,703,398	2,634,449

Total assets		399,477,121	347,456,760

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Unaudited interim condensed consolidated balance sheets As of September 30, 2025 and December 31, 2024 In thousands of Brazilian Reais

Liabilities and equity	Note	September 30, 2025	December 31, 2024

Financial liabilities		288,571,988	257,965,004

Fair value through profit or loss		78,261,504	55,301,063
Securities	4	23,744,269	15,253,376
Derivative financial instruments	5	54,517,235	40,047,687

Evaluated at amortized cost		210,310,484	202,663,941
Securities sold under repurchase agreements	3	70,931,249	71,779,721
Securities trading and intermediation	9	17,436,158	18,474,978
Financing instruments payable	13	106,737,477	95,248,482
Accounts payables		734,021	763,465
Borrowings	14	1,575,535	1,666,432
Other financial liabilities	15	12,896,044	14,730,863

Other liabilities		86,856,792	69,179,229
Social and statutory obligations		831,986	1,310,911
Taxes and social security obligations		770,398	417,668
Retirement plans and insurance liabilities	17	84,436,732	66,224,387
Provisions and contingent liabilities	21	170,331	146,173
Other	16	647,345	1,080,090

Deferred tax liabilities	18	379,705	265,290

Total liabilities		375,808,485	327,409,523

Equity attributable to owners of the Parent company	19	23,663,948	20,043,557
Issued capital		26	26
Capital reserve		20,337,712	20,939,689
Other comprehensive income		(276,509)	(673,978)
Treasury shares		(271,362)	(222,180)
Retained earnings		3,874,081	-

Non-controlling interest		4,688	3,680

Total equity		23,668,636	20,047,237

Total liabilities and equity		399,477,121	347,456,760

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries

unaudited interim condensed consolidated statements of income and of comprehensive income

For the three and nine months periods ended September 30, 2025 and 2024

In thousands of Brazilian Reais, except earnings per share

		Nine months period ended September 30,		Three months period ended September 30,
	Note	2025	2024	2025	2024

Net revenue from services rendered	22	5,534,897	5,512,945	2,090,465	1,940,485
Net income/(loss) from financial instruments at amortized cost and at fair value through other comprehensive income	22	(3,515,456)	(878,276)	(1,616,640)	(861,119)
Net income/(loss) from financial instruments at fair value through profit or loss	22	11,441,220	7,956,253	4,186,862	3,239,442
Total revenue and income		13,460,661	12,590,922	4,660,687	4,318,808

Operating costs	23	(3,993,338)	(3,787,075)	(1,390,954)	(1,331,853)
Selling expenses	24	(214,154)	(107,532)	(77,209)	(42,557)
Administrative expenses	24	(4,706,412)	(4,472,558)	(1,685,471)	(1,564,955)
Other operating income (expenses), net	25	124,643	185,777	24,538	81,345
Expected credit losses	10	(325,928)	(186,272)	(89,978)	(46,571)
Interest expense on debt		(495,015)	(583,505)	(141,984)	(198,479)
Share of profit (loss) in joint ventures and associates	11	60,772	44,836	30,971	(3,256)

Income before income tax		3,911,229	3,684,593	1,330,600	1,212,482

Income tax credit / (expense)	18	(23,641)	(350,499)	(495)	(25,870)

Net income for the period		3,887,588	3,334,094	1,330,105	1,186,612

Other comprehensive income
Items that can be subsequently reclassified to income
Foreign exchange variation of investees located abroad		(108,334)	61,302	(18,399)	(23,266)
Gains (losses) on net investment hedge		91,814	(57,327)	6,270	11,857
Changes in the fair value of financial assets at fair value through other comprehensive income		428,780	(635,452)	53,379	(14,210)
Other		(9,790)	-	36,197	-

Other comprehensive income (loss) for the period, net of tax		402,470	(631,477)	77,447	(25,619)

Total comprehensive income for the period		4,290,058	2,702,617	1,407,552	1,160,993

Net income attributable to:
Owners of the parent company		3,874,081	3,333,203	1,319,621	1,185,936
Non-controlling interest		13,507	891	10,484	676

Total comprehensive income attributable to:
Owners of the parent company		4,276,551	2,701,726	1,397,068	1,160,317
Non-controlling interest		13,507	891	10,484	676

Earnings per share from net income attributable to the ordinary equity holders of the company
Basic earnings per share	27	7.3137	6.1398	2.5086	2.2107
Diluted earnings per share	27	7.2159	6.0498	2.4669	2.1782

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries unaudited interim condensed consolidated statements of changes in equity For the nine months periods ended September 30, 2025 and 2024 In thousands of Brazilian Reais

			Attributable to owners of the parent
		Issued Capital	Capital reserve		Other comprehensive income and Other	Retained Earnings		Total	Non-Controlling interest	Total Equity
	Notes		Additional paid-in capital	Other Reserves			Treasury Shares

Balances as of December 31, 2023		26	6,417,115	12,772,879	376,449	-	(117,117)	19,449,352	1,492	19,450,844
Comprehensive income for the period
Net income for the period		-	-	-	-	3,333,203	-	3,333,203	891	3,334,094
Other comprehensive income, net		-	-	-	(631,477)	-	-	(631,477)	-	(631,477)
Transactions with shareholders - contributions and distributions
Share based plan	26	-	46,971	306,655	-	-	-	353,626	3,218	356,844
Other changes in equity, net		-	-	-	(9,477)	-	-	(9,477)	(5)	(9,482)
Private issuance of shares	19a	-	106,412	-	-	-	-	106,412	-	106,412
Acquisition of treasury shares	19c	-	-	-	-	-	(1,248,548)	(1,248,548)	-	(1,248,548)
Cancellation of treasury shares		-	(1,248,548)	-	-	-	1,248,548	-	-	-
Allocations of the net income for the period
Dividends distributed		-	-	-	-	-	-	-	(991)	(991)
Balances as of September 30, 2024		26	5,321,950	13,079,534	(264,505)	3,333,203	(117,117)	21,353,091	4,605	21,357,696

Balances as of December 31, 2024		26	5,651,493	15,288,196	(673,978)	-	(222,180)	20,043,557	3,680	20,047,237
Comprehensive income for the period
Net income for the period		-	-	-	-	3,874,081	-	3,874,081	13,507	3,887,588
Other comprehensive income, net		-	-	-	402,470	-	-	402,470	-	402,470
Transactions with shareholders - contributions and distributions
Share based plan	26	-	114,188	283,050	-	-	-	397,238	(7)	397,231
Other changes in equity, net		-	-	-	(5,001)	-	-	(5,001)	(11,991)	(16,992)
Acquisition of treasury shares	19c	-	-	-	-	-	(1,048,397)	(1,048,397)	-	(1,048,397)
Cancellation of treasury shares	19c	-	(999,215)	-	-	-	999,215	-	-	-
Allocations of the net income for the period
Dividends distributed	19	-	-	-	-	-	-	-	(501)	(501)
Balances as of September 30, 2025		26	4,766,466	15,571,246	(276,509)	3,874,081	(271,362)	23,663,948	4,688	23,668,636

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries unaudited interim condensed consolidated statements of cash flows For the nine months periods ended September 30, 2025 and 2024 In thousands of Brazilian Reais

	Nine months periods ended September 30,
	Note	2025	2024
Operating activities
Income before income tax		3,911,229	3,684,593

Adjustments to reconcile income before income taxes
Depreciation of property, equipment and right-of-use assets	12	107,015	89,924
Amortization of intangible assets and investments	11/12	119,391	115,902
Loss on write-off of right-of-use assets, property, equipment and intangible assets and lease, net	12	23,413	57,604
Share of profit or (loss) in joint ventures and associates	11	(60,772)	(44,836)
Income from share in the net income of associates measured at fair value	11	-	654
Expected credit losses on financial assets, including credit write-off	10	325,928	186,272
Provision for contingencies, net	21	(14,893)	17,954
Net foreign exchange differences		(1,169,406)	475,894
Share based plan		397,231	356,844
Interest accrued, including monetary correction on contingent liabilities		468,313	484,445
Loss on the disposal of property and equipment	12	3,795	-

Changes in assets and liabilities
Securities (assets and liabilities)		(25,176,219)	(38,857,623)
Derivative financial instruments (assets and liabilities)		4,761,388	(2,268,172)
Securities trading and intermediation (assets and liabilities)		(360,391)	3,077,980
Securities purchased (sold) under resale (repurchase) agreements		8,121,823	7,606,781
Accounts receivable		(434,744)	(284,531)
Loan operations		(5,057,129)	855,063
Prepaid expenses		266,450	(60,626)
Other assets and other financial assets		(422,783)	(8,329,059)
Accounts payable		(29,444)	(142,575)
Financing instruments payable		13,454,651	29,575,079
Social and statutory obligations		(478,925)	(395,334)
Tax and social security obligations		166,911	(54,557)
Retirement plans liabilities		18,212,345	7,716,796
Other liabilities and other financial liabilities		(2,074,092)	4,208,271

Cash from (used in) operations		15,061,085	8,072,743

Income tax paid		(261,812)	(503,021)
Contingencies paid	21	(40,902)	(16,696)
Interest paid	31	(219,217)	(193,954)
Additional contingent consideration paid	31	(109,628)	-
Net cash flows from (used in) operating activities		14,429,526	7,359,072

Investing activities
Acquisition of property and equipment	12	(152,543)	(117,618)
Acquisition of intangible assets	12	(187,521)	(126,591)
Capital (contributions)/reductions in associates	11	14,406	-
Disposal of property and equipment assets	12	-	10,000
Dividends received from associates	11	41,182	26,964
(Acquisition)/disposal of associates measured at fair value	11	(1,134)	-
(Acquisition)/disposal of associates	31(ii)	(271,269)	(1,358,863)
Contingent consideration paid	31	(9,554)	-
Net cash flows from (used in) investing activities		(566,433)	(1,566,108)

Financing activities
Acquisition of borrowings	31	2,626,479	-
Acquisition of treasury shares	19(c)	(1,048,397)	(1,248,548)
Net proceeds from debt securities		-	1,159,233
Payments of borrowings and lease liabilities	31	(2,502,942)	(2,369,938)
Payment of debt securities in issue	31	(1,266,496)	(1,170,612)
Transactions with non-controlling interests		-	(5)
Dividends paid to non-controlling interests	19	(501)	(991)
Net cash flows from (used in) financing activities		(2,191,857)	(3,630,861)

Net increase/(decrease) in cash and cash equivalents		11,671,236	(2,162,103)
Cash and cash equivalents at the beginning of the period		12,909,616	9,210,482
Effects of exchange rate changes on cash and cash equivalents		(11,904)	65,232
Cash and cash equivalents at the end of the period		24,568,948	11,437,817
Cash		12,412,802	4,625,718
Securities purchased under resale agreements	3	1,942,306	1,077,728
Bank deposit certificates	4	128,842	96,373
Other deposits at Brazilian Central Bank	15	10,084,998	5,637,998

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2025 In thousands of Brazilian Reais, unless otherwise stated

1.	Operations

XP Inc. (the “Company”) is a Cayman Island company with limited liability, incorporated on August 29, 2019. The registered office of the Company is 20, Genesis Close, in George Town, Grand Cayman. XP Inc. is currently the entity which is registered with the U.S. Securities and Exchange Commission (“SEC”). The common shares are trading on the Nasdaq Global Select Market (“NASDAQ-GS”) under the symbol “XP”.

XP Inc. is a holding company controlled by XP Control LLC, which holds 70.99% of voting rights and is controlled by a group of individuals.

XP Inc. and its subsidiaries (collectively, “Group” or “XP Group”) is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil, the USA and the UK. XP Group are principally engaged in providing its customers, represented by individuals and legal entities in Brazil and abroad, various financial products, services, digital content and financial advisory services, mainly acting as broker-dealer, including securities brokerage, private pension plans, commercial and investment banking products such as loan operations, transactions in the foreign exchange markets and deposits, through our brands that reach clients directly and through network of Independent Financial Advisers (“IFAs”).

These unaudited interim condensed consolidated financial statements as of September 30, 2025, were approved by the Board of Director’s meeting on November 17, 2025.

1.1	Share buy-back programs

On February 20, 2024, the Board of Directors approved a new share repurchase program, which aims to neutralize future shareholder dilution due to the vesting of Restricted Stock Units (RSUs) from the Company´s long-term incentive plan. The Company proposes to undertake a share repurchase program pursuant to which the Board can annually, in each calendar year, approve the repurchase by the Company of a number of Class A common shares equal to the number of RSUs that have vested or will vest during the current calendar year.

Under the approved repurchase program for 2024, XP may repurchase up to 2,500,000 Class A common shares within the period started on February 28, 2024, and ending on December 27, 2024. The repurchase limit was reached on May 23, 2024 and the program has terminated.

On May 23, 2024, the Board of Directors approved a new share repurchase program. Under the program, XP may repurchase up to the amount in dollars equivalent to R$1.0 billion of its outstanding Class A common shares over a period beginning on May 23, 2024, continuing until the earlier of the completion of the repurchase or December 31, 2024, depending upon market conditions. The repurchase limit of R$ 1.0 billion was reached on June 4, 2024 and the program has terminated.

On November 19, 2024, the Board of Directors approved a new share repurchase program, under which XP may repurchase up to the amount in dollars equivalent to R$1.0 billion of its outstanding Class A common shares over a period beginning on November 20, 2024, continuing until the earlier of the completion of the repurchase or November 20, 2025, depending on market conditions. The repurchase limit of R$ 1.0 billion was reached on May 12, 2025 and the program has terminated.

On May 19, 2025, the Board of Directors approved a new share buy-back program under which XP may repurchase up to the amount equivalent to R$1.0 billion of its outstanding Class A common shares over a period beginning on May 21, 2025, continuing until the earlier of the completion of the repurchase or December 31, 2026, depending on market conditions. The repurchase limit of R$ 1.0 billion was reached on October 20, 2025 and the program has terminated.

As of September 30, 2025, the Company held in treasury 1,583,853 Class A shares (equivalent to R$ 155 million or US$ 28 million), acquired under its share buy-back programs, which were acquired at an average price of US$ 18.12 per share, with prices ranging from US$ 16.10 to US$ 19.97.

1.2	Corporate reorganization

In order to improve corporate structure, capital and cash management, the Group concluded some entity reorganizations, as follows:

i)	Inversion of financial institutions in Brazil: On January 5, 2024, the completion of this corporate reorganization was approved. As of this date, XP CCTVM became a wholly-owned subsidiary of Banco XP, which became the leader of the XP Prudential Conglomerate (Brazilian Central Bank oversight definition).

ii)	Banco XP as the main shareholder of the Group’s investments: On November 14, 2024, a wider corporate reorganization was approved and Banco XP became the main shareholder of the Group's subsidiaries, as XP Investimentos S.A. became owned by Banco XP.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2025 In thousands of Brazilian Reais, unless otherwise stated

iii)	XP Investimentos S.A. spin-off: On May 1, 2025, the investment held by XP Investimentos in XP Controle 5 Participações and some commercial notes issued by XP Investimentos were spun off. As a result of this transaction, XP Controle 5 Participações became a wholly-owned subsidiary of Banco XP.

The corporate reorganization events described above had no material impacts on the Group’s financial position and results of operations.

2.	Basis of preparation and changes to the Group’s accounting policies

a)	Basis of preparation

The unaudited interim condensed consolidated balance sheet as of September 30, 2025, the unaudited interim condensed consolidated statements of income, changes in equity, cash flows and comprehensive income for the nine and three months periods ended September 30, 2025 and 2024 (the “financial statements”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2024. The list of notes that were not presented in this unaudited interim condensed is described below:

Note to financial statements of December 31, 2024	Description
3.	Summary of significant accounting policies
4.	Significant accounting judgements, estimates and assumptions
5.	Group structure
11.	Accounts receivable
12.	Recoverable taxes
21.	Social and Statutory obligations
22.	Tax and social security obligations
26. (a)	Key-person management compensation

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), which is the Group’s presentation currency, and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

The accounting policies adopted in the preparation of this interim condensed consolidated financial statements are consistent with those disclosed in the Group’s annual consolidated financial statements for the year ended December 31, 2024, except for insurance contracts, whose accounting practices were applied but not disclosed in the annual consolidated financial statements and are disclosed below. For standards, interpretations, and amendments not yet adopted, see Note 2(b).

(i)	Insurance contracts

To measure insurance contracts, the Group uses the General Measurement Model in IFRS 17, considering the characteristics of the contracts:

•	Building Block Approach - BBA: the Group measures insurance contracts issued, without direct participation characteristics. The portfolio of insurance contracts issued is basically composed of profitable life insurance portfolios.

•	Variable Fee Approach – VFA: applied to retirement plans contracts with insurance risk. For the contracts measured using the VFA, the OCI option is applied. Since the Group holds the underlying items for these contracts, the use of the OCI option results in the elimination of accounting mismatches, with income or expenses included in profit or loss on the underlying assets held. The amount that exactly matches income or expenses recognized in profit or loss on underlying assets is included in finance income or expenses from insurance contracts issued. The remaining amount of finance income or expenses from insurance contracts issued for the period is recognized in OCI.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2025 In thousands of Brazilian Reais, unless otherwise stated

The initial recognition of insurance contracts groups is made by the total of the following components:

(i)	Contractual Service Margin (CSM), which represents the unearned profit that will be recognized as the service is provided by the Group.

(ii)	Fulfillment cash flows, represented by the present value of estimated cash inflows and outflows of resources over the coverage period of the group of insurance contracts, adjusted for non-financial risk. The adjustment for non-financial risk is a compensation required to support the uncertainties of non-financial factors that incorporate in their calculation methodology the factors related to the value and timing of future cash flows.

The insurance contracts assets and liabilities are segregated between:

•	Asset or Liability for Remaining Coverage (LRC): represented by the fulfillment cash flows, adjusted for non-financial risk and the CSM. The periodic amortization of the CSM and losses (or reversals) arising from onerous contracts are recognized in the statement of income, net of Reinsurance. In Insurance Portfolios, the CSM is recognized as the insurance services are provided. The adjustment for non-financial risk is initially recognized against the contractual service margin and its changes are recognized in the statement of income.

•	Asset or Liability for Incurred Claims (LIC): represented by fulfillment cash flows which are related to services already provided, such as claims, and other expenses incurred, pending financial settlement. Changes in the fulfillment cash flows of the LIC, including those resulting from an increase in the amount of claims and expenses incurred in past periods and in the current period, are recognized in the statement of income, net of Reinsurance.

To estimate the fulfillment cash flows and expected profitability of the groups of contracts (CSM), the Group uses actuarial models and assumptions, exercising judgment to define (i) grouping of contracts, (ii) coverage period, (iii) discount rate, (iv) models and confidence levels of the adjustment for non-financial risk, (v) profitability level of insurance contracts groups; and (vi) coverage units.

The main assumptions used are: (i) input assumptions: premiums; (ii) output assumptions: loss ratio; (iii) discount rate; (iv) biometric tables; and (v) adjustment for non-financial risk.

The assumptions used to measure insurance contracts are reviewed periodically and are based on best practices and analysis of the Group's experience.

(a) Discount rates:

For cash flows of insurance contracts without participation features, the approach adopted to determine the discount rates was the Bottom-up approach. This approach considers a risk-free interest rate structure, using the parameters of the IPCA (Brazilian inflation index) curve, provided by ANBIMA, adding an adjustment to reflect the illiquidity premium of insurance contracts. The illiquidity premium was determined as the difference between the risk spread of the debentures traded and the credit risk associated with these debentures, measured using an estimate of expected losses based on data disclosed by risk-rating agencies. To reflect the illiquidity characteristic of insurance contracts, the proportion of cancellation volume over the Company's premium volume in each period analyzed was used as a parameter for the numerical estimate of this behavior.

(b) Fulfillment cash flows:

The Group models and estimates the fulfillment cash flows segregating them between LRC and LIC. The portfolios of insurance contracts were defined considering risks with similar characteristics and when the contracts included in these portfolios are managed together, ensuring that the cash flow projection is consistent from a statistical point of view. The assumptions used in the construction of these cash flows also take into account the level characteristics and particularities of each portfolio.

Fulfillment cash flows of the LRC were projected using a deterministic model, in an unbiased way, considering the expected cash inflows and outflows, taking into consideration the characteristics of the products calculated by each model. For the LIC, the volume of expected claims to be paid is represented by the claims projected up to the payment date. The claims reserves are liabilities constituted to honor future commitments on behalf of the Group’s policyholders.

(c) Adjustment for non-financial risk:

The Risk Adjustment was determined using a Value at Risk (VaR) method, based on a quartile analysis. This approach uses a particular confidence level in the VaR methodology. The best estimate of future cash flows is calculated using different scenarios (incorporating a determined level of uncertainty in these scenarios as a result of non-financial risk). The stochastic simulations of the parameters applied in the model for calculating the present value of the best estimate of cash flows also consider a reference distribution of the best estimate of cash flows.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2025 In thousands of Brazilian Reais, unless otherwise stated

The Group applies a confidence level set at 85%, reflecting the Group's risk appetite and VaR is used to determine the best estimate of the cash flows corresponding to this percentile.

b)	New standards, interpretations, and amendments not yet adopted

(i)	Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7 (effective for annual periods beginning on or after January 1, 2026): On May 30, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:

• clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

• clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

• add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and

• update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

The Group does not expect these amendments to have a material impact on its operations or financial statements.

(ii)	Amendments to new ‘own use’ and hedging guidance for contracts referencing nature-dependent electricity – Amendments to IFRS 9 and IFRS 7 (effective for annual periods beginning on or after January 1, 2026): The IASB has issued targeted amendments to IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’, to ensure that financial statements faithfully represent the effects of an entity’s contracts referencing nature-dependent electricity. The Group does not expect these amendments to have a material impact on its operations or financial statements.

(iii)	IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective for annual periods beginning on or after January 1, 2027): Issued in May 2024, IFRS 19 allows for certain eligible subsidiaries of parent entities that report under IFRS Accounting Standards to apply reduced disclosure requirements. The Group does not expect this standard to have an impact on its operations or financial statements.

(iv)	IFRS 18 Presentation and Disclosure in Financial Statements: The standard replaces IAS 1, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. In addition, some IAS 1 paragraphs have been moved to IAS 8 and IFRS 7. Furthermore, the IASB has made minor amendments to IAS 7 and IAS 33 - Earnings per Share. IFRS 18 introduces new requirements to:

• present specified categories and defined subtotals in the statement of profit or loss

• provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements

• improve aggregation and disaggregation.

An entity is required to apply IFRS 18 for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. The amendments to IAS 7 and IAS 33, as well as the revised IAS 8 and IFRS 7, become effective when an entity applies IFRS 18. IFRS 18 requires retrospective application with specific transition provisions. Although IFRS 18 does not change the recognition criteria or measurement basis, it may have a significant impact on the presentation of the Group’s consolidated income statement in future periods.

c)	Basis of consolidation

There were no changes since December 31, 2024, in the accounting practices adopted for consolidation of the Company’s direct and indirect interests in its subsidiaries for the purposes of these unaudited interim condensed consolidated financial statements.

(i)	Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group.

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2025 In thousands of Brazilian Reais, unless otherwise stated

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the statement of income and of comprehensive income, statement of changes in equity and balance sheet respectively.

(ii)	Associates

Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates include the goodwill identified upon acquisition, net of any cumulative impairment loss.

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in the Group’s income statement, and the Group’s share of movements in other comprehensive income of the investee in the Group’s other comprehensive income. Dividends received or receivable from associates are recognized as a reduction in the carrying amount of the investment.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

If its interest in the associates decreases, but the Group retains significant influence or joint control, only the proportional amount of the previously recognized amounts in other comprehensive income is reclassified in income, when appropriate.

(iii)	Interests in associates measured at fair value

The Group has investments in associates measured at fair value in accordance with item 18 of IAS 28 – Investments in Associates and Joint Ventures. These investments are held through XP FIP Managers and XP FIP Endor, which are venture capital organizations. In determining whether the funds meet the definition of venture capital organizations, management considers the investment portfolio features and objectives. The portfolio classified in this category has the objective of generating growth in the value of its investments in the medium term and have an exit strategy. Additionally, the performance of these portfolios is evaluated and managed considering the fair value basis of each investment.

d)	Business combinations, acquisition of associates and other developments

(i)	Minority stake acquisitions

During the year ended December 31, 2023, the Group, through its subsidiary XP Controle 5 Participações Ltda., acquired minority stakes in Monte Bravo Holding JV S.A. (“Monte Bravo”), Blue3 S.A. (“Blue3”) and Ável Participações Ltda. (“Ável”). These companies were part of XP Inc’s IFAs network. The total fair value consideration recorded for those acquisitions is R$ 784,743, including the goodwill in a total amount of R$ 487,671. As of September 30, 2025, from the total fair value consideration: (i) R$ 45,000 was paid during 2023, (ii) R$ 669,521 was paid during 2024 (including monetary correction on this amount), (iii) R$ 35,518 was paid during 2025 (including monetary correction on this amount) and (iv) there is a remaining amount of R$ 41,206 recorded through accounts payable (including monetary correction on this amount), which is payable in January 2026.

During the year ended December 31, 2024, the Group, through its subsidiary XP Controle 5 Participações Ltda., acquired minority stakes in other three IFAs. The total fair value consideration recorded for those acquisitions is R$ 414,503, including the preliminary goodwill in a total amount of R$ 212,272. As of September 30, 2025, from the total fair value consideration: (i) R$ 225,766 was paid in cash during 2024, (ii) R$ 106,412 was settled through the private issuance of XP Inc Class A shares (see note 19a), (iii) there is an amount equal to R$ 20,000 recorded through contingent consideration (note 15b), (iv) R$ 27,209 was paid in cash during 2025 (including monetary correction on this amount) and (v) there is a remaining amount of R$ 35,951 recorded through accounts payable (including monetary correction on this amount), which will be paid during the last quarter of 2025.

During the nine months period ended September 30, 2025, the Group, through its subsidiary XP Controle 5 Participações Ltda., acquired minority stakes in other IFAs of its IFAs network. The total fair value consideration recorded for those acquisitions is R$ 208,542, including the preliminary goodwill in a total amount of R$ 151,767. During the nine months period ended September 30, 2025, the total fair value consideration of R$ 208,542 was paid in cash.

The goodwill recognized in those transactions is mainly attributable to expected synergies arising from the investments. Preliminary goodwill presented refers to acquisitions completed less than one year since the acquisition date, in which the Group is obtaining the information necessary to measure the goodwill arising from these acquisitions.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2025 In thousands of Brazilian Reais, unless otherwise stated

(ii)	Presentation improvements for foreign exchange portfolios

The Group has changed the presentation of foreign exchange transactions, which are accounted for under “Other financial assets and liabilities”, applying the offsetting of asset and liability positions that meet the requirements of item 42 of IAS 32.

(iii)	Completion of Banco Modal’s acquisition and incorporation process

On September 1, 2025, the Brazilian Central Bank approved the incorporation of Banco Modal’s assets and liabilities into Banco XP. As a result, Banco Modal was extinguished. This transaction has no impact on the Group’s financial position or results of operations.

e)	Segment reporting

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), represented by statutory directors holders of ordinary shares of the immediate parent of the Company, reviews selected items of the statement of income and of comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries and joint ventures.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the unaudited interim condensed consolidated statements of income and of comprehensive income and unaudited interim condensed consolidated balance sheet.

See Note 22(c) for a breakdown of total revenue and income and selected assets by geographic location.

f)	Estimates

The preparation of unaudited interim condensed consolidated financial statements of the Group requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the reporting date. Actual results may differ from these estimates.

In preparing these unaudited interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set in the consolidated financial statements for the year ended December 31, 2024.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2025 In thousands of Brazilian Reais, unless otherwise stated

3.	Securities purchased (sold) under resale (repurchase) agreements

a)	Securities purchased under resale agreements

	September 30, 2025	December 31, 2024
Collateral held	2,384,927	3,163,705
National Treasury Notes (NTNs) (i)	44,222	777,325
National Treasury Bills (LTNs) (i)	1,500,000	2,069,688
Financial Treasury Bills (LFTs) (i)	98,703	173,489
Debentures (ii)	669,009	27,560
Real Estate Receivable Certificates (CRIs) (ii)	69,751	11,073
Other (ii)	3,242	104,570

Collateral repledge	12,635,015	18,895,796
National Treasury Bills (LTNs) (i)	349,984	3,230,098
Financial Treasury Bills (LFTs) (i)	-	529,180
National Treasury Notes (NTNs) (i)	2,543,615	7,538,695
Debentures (ii)	6,473,903	4,304,132
Real Estate Receivable Certificates (CRIs) (ii)	2,135,955	1,982,544
Agribusiness Receivables Certificates (CRAs) (ii)	-	120,652
Interbank Deposits Certificate (CDIs) (ii)	588,128	815,302
Other (ii)	543,430	375,193

Collateral sold	11,570	-
National Treasury Bills (LTNs) (i)	11,570	-

Expected Credit Loss (iii)	(2,238)	(2,364)

Total	15,029,274	22,057,137

(i) Investments in purchase and sale commitments collateral-backed by sovereign debt securities refer to transactions involving the purchase of sovereign debt securities with a commitment to sale originated mainly in the subsidiaries XP CCTVM, Banco XP and in proprietary funds.

(ii) Refers to fixed-rate fixed-income assets, which are low-risk investments collateral-backed.

(iii) The reconciliation of gross carrying amount and the expected credit loss segregated by stages are presented in the Note 10.

As of September 30, 2025, securities purchased under resale agreements were carried out at average interest rates of 15.06% p.a. (12.3% p.a. as of December 31, 2024).

As of September 30, 2025, the amount of R$ 1,942,306 (December 31, 2024 - R$ 2,885,843), from the total amount of collateral held portfolio and interbank deposits certificates, is being presented as cash equivalents in the statements of cash flows.

b)	Securities sold under repurchase agreements

	September 30, 2025	December 31,2024
National Treasury Bills (LTNs)	4,340,075	13,742,957
National Treasury Notes (NTNs)	33,484,930	29,235,747
Financial Treasury Bills (LFTs)	-	2,892,362
Debentures	15,691,548	14,889,816
Real Estate Receivable Certificates (CRIs)	9,090,820	9,260,382
Financial Credit Bills (LFs)	-	1,741,369
Agribusiness Receivables Certificates (CRAs)	938,436	17,088
Foreign private bonds	7,385,440	-
Total	70,931,249	71,779,721

As of September 30, 2025, securities sold under repurchase agreements were agreed with average interest rates of 14.67% p.a. (December 31, 2024 – 11.85% p.a.), with assets pledged as collateral.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2025 In thousands of Brazilian Reais, unless otherwise stated

4.	Securities

a)	Securities classified at fair value through profit and loss are presented in the following table:

				September 30, 2025				December 31, 2024
	Gross carrying amount	Fair value	Group portfolio	Retirement plan assets (i)	Gross carrying amount	Fai value	Group portfolio	Retirement plan assets (i)
Financial assets
At fair value through profit or loss
Brazilian onshore sovereign bonds	57,781,281	58,138,600	54,259,845	3,878,755	48,446,247	46,736,163	43,953,460	2,782,703
Investment funds	84,289,295	84,289,295	6,751,567	77,537,728	65,094,106	65,094,106	3,683,854	61,410,252
Stocks issued by public-held company	7,632,173	7,632,173	7,299,965	332,208	6,143,508	6,143,508	5,830,985	312,523
Debentures	9,943,562	9,903,538	9,032,277	871,261	12,806,632	12,491,790	11,898,230	593,560
Structured notes	33,344	39,539	39,539	-	15,940	20,546	20,546	-
Bank deposit certificates (ii)	458,163	464,067	377,926	86,141	648,781	661,664	481,083	180,581
Agribusiness receivable certificates	1,339,290	1,340,436	1,334,071	6,365	1,046,979	999,636	990,119	9,517
Real estate receivable certificates	2,709,311	2,611,091	2,585,563	25,528	1,593,132	1,487,443	1,484,637	2,806
Financial credit bills	1,987,633	2,089,037	833,529	1,255,508	534,961	583,840	32,865	550,975
Real estate credit bill	487,616	479,918	479,918	-	366,447	366,441	366,441	-
Agribusiness credit bills	98,627	98,593	98,593	-	394,385	394,438	394,438	-
Commercial notes	534,288	486,667	480,321	6,346	569,465	520,349	514,409	5,940
Foreign private bonds	10,267,354	9,878,507	9,878,507	-	8,414,822	8,219,727	8,219,727	-
Development credit bill	246,293	245,106	245,106	-	4,182,406	4,195,225	4,195,225	-
Rural product note	990,071	991,282	991,282	-	-	-	-	-
Foreign sovereign bonds	3,790,495	3,798,103	3,798,103	-	-	-	-	-
Others (iii)	2,057,359	1,942,200	1,887,704	54,496	2,107,849	2,070,538	1,938,125	132,413
Total	184,646,155	184,428,152	100,373,816	84,054,336	152,365,660	149,985,414	84,004,144	65,981,270

(i)	Those financial products represent investment contracts that have the legal form of retirement plans. Therefore, contributions received from participants are accounted for as liabilities and an asset of the participant in the linked Specially Constituted Investment Fund (“FIE”). Besides assets which are presented segregated above, as retirement plan assets, the Group has proprietary assets to guarantee the solvency of our insurance and pension plan operations, under the terms of CNSP Resolution No. 432/2021, presented as Group portfolio, within investment funds line. As of September 30, 2025, those assets represent R$ 117,307 (December 31, 2024 - R$ 84,334).

(ii)	Bank deposit certificates include R$ 128,842 (December 31, 2024 – R$ 69,224) presented as cash equivalents in the statements of cash flows.

(iii)	Mainly related to bonds issued and traded overseas and other securities.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2025 In thousands of Brazilian Reais, unless otherwise stated

b)	Securities at fair value through other comprehensive income are presented in the following table:

	September 30, 2025		December 31, 2024
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Financial assets
At fair value through other comprehensive income
Brazilian onshore sovereign bonds	41,273,703	40,312,147	49,357,469	46,981,007
Foreign sovereign bonds	2,244,729	2,245,630	3,893,441	3,898,974
Total	43,518,432	42,557,777	53,250,910	50,879,981

The amount reclassified upon derecognition from accumulated OCI to the Group’s consolidated statement of income, in “Net income/(loss) from financial instruments at fair value through profit or loss”, for the period was R$ 64,805.

c)	Securities evaluated at amortized cost are presented in the following table:

	September 30, 2025		December 31, 2024
	Gross carrying amount	Book Value (i)	Gross carrying amount	Book Value (i)
Financial assets
At amortized cost
Brazilian onshore sovereign bonds	2,144,295	2,144,295	-	-
Rural product note	482,302	459,499	212,102	211,555
Commercial notes	5,249,816	5,247,514	2,638,006	2,624,591
Foreign private bonds	282,697	282,697	-	-
Total	8,159,110	8,134,005	2,850,108	2,836,146

(i) Includes expected credit losses in the amount of R$ 25,105 (December 31, 2024 – R$ 13,962). The reconciliation of gross carrying amount and the expected credit loss segregated by stages are presented in the Note 10.

d)	Securities on the financial liabilities classified at fair value through profit or loss are presented in the following table:

	September 30, 2025		December 31, 2024
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Financial liabilities
At fair value through profit or loss
Securities (i)	23,290,764	23,290,764	14,830,405	14,830,405

(i) Mainly related to stock loan operations carried out through the Group's proprietary funds.

e)	Debentures designated at fair value through profit or loss are presented in the following table:

On May 6, 2021, XP Investimentos S.A, issued non-convertible debentures, in the aggregate amount of R$ 500,018, and designated this instrument as fair value through profit or loss in order to align it with the Group’s risk management and investment strategy. The principal amount is due on April 10, 2036. The accrued interest is payable every month from the issuance date and is calculated based on the IPCA (Brazilian inflation index) plus 5% p.a.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2025 In thousands of Brazilian Reais, unless otherwise stated

	September 30, 2025		December 31, 2024
	Gross carrying amount	Fair value	Gross carrying amount	Fair Value
Financial liabilities
Designated at fair value through profit or loss
Debentures	646,712	453,505	623,620	422,971

Unrealized gains/(losses) due to own credit risk for liabilities for which the fair value option has been elected are recorded in other comprehensive income. Gain/(losses) due to own credit risk were not material for the nine months period ended September 30, 2025 and 2024.

Determination of own credit risk for items for which the fair value option was elected

The debenture’s own credit risk is calculated as the difference between its yield and its benchmark rate for similar Brazilian federal securities.

e.1) Difference between aggregate fair value and aggregate remaining contractual principal balance outstanding

The following table reflects the difference between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of September 30, 2025, for instruments for which the fair value option has been elected.

			September 30, 2025
	Contractual principal outstanding	Fair value	Fair value/(under) contractual principal outstanding
Long-term debt
Debentures	646,712	453,505	(193,207)

f)	Securities classified by maturity:

		Assets		Liabilities
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024

Financial instruments
At fair value through PL and OCI
Current	122,622,103	100,930,547	23,290,764	14,830,405
Non-stated maturity	91,921,468	68,336,068	23,290,764	14,830,405
Up to 3 months	12,069,499	7,800,480	-	-
From 4 to 12 months	18,631,136	24,793,999	-	-

Non-current	104,363,826	99,934,848	453,505	422,971
After one year	104,363,826	99,934,848	453,505	422,971

Evaluated at amortized cost
Current	2,355,124	87,633	-	-
Up to 3 months	64,987	9,457	-	-
From 4 to 12 months	2,290,137	78,176	-	-

Non-current	5,778,881	2,748,513	-	-
After one year	5,778,881	2,748,513	-	-

Total	235,119,934	203,701,541	23,744,269	15,253,376

The reconciliation of expected loss to financial assets at amortized cost segregated by stages is demonstrated in Note 10.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2025 In thousands of Brazilian Reais, unless otherwise stated

5.	Derivative financial instruments

The Group trades derivative financial instruments with various counterparties to manage its overall exposures (interest rate, foreign currency and fair value of financial instruments) and to assist its customers in managing their own exposures.

Below is the composition of the derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity:

	September 30, 2025
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months
Assets
Options	2,766,133,815	13,354,411	24	3,947,914	4,439,225	4,967,272
Swap contracts	805,576,521	18,086,860	32	323,504	4,360,423	13,402,933
Forward contracts	131,568,396	19,326,497	35	18,585,340	413,140	328,017
Future contracts	304,330,193	5,232,002	9	864,013	1,254,392	3,113,597
Total	4,007,608,925	55,999,770	100	23,720,771	10,467,180	21,811,819

Liabilities
Options	2,563,159,648	18,323,324	34	2,735,448	5,101,219	10,486,657
Swap contracts	713,606,498	12,249,449	22	555,683	4,624,721	7,069,045
Forward contracts	154,714,266	20,231,698	37	19,012,425	812,456	406,817
Future contracts	211,277,402	3,712,764	7	921,257	1,059,762	1,731,745
Total	3,642,757,814	54,517,235	100	23,224,813	11,598,158	19,694,264

	December 31, 2024
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months
Assets
Options	2,538,687,746	18,760,746	41	5,326,134	12,239,761	1,194,851
Swap contracts	758,053,043	21,743,021	47	2,296,009	606,502	18,840,510
Forward contracts	24,701,643	2,692,354	6	2,058,810	605,517	28,027
Future contracts	22,759,253	3,003,675	6	134,803	1,269,006	1,599,866
Total	3,344,201,685	46,199,796	100	9,815,756	14,720,786	21,663,254

Liabilities
Options	2,441,605,116	22,034,604	55	5,905,967	8,037,327	8,091,310
Swap contracts	825,780,642	14,000,255	35	2,501,045	1,106,887	10,392,323
Forward contracts	28,290,772	2,083,292	5	2,008,234	72,285	2,773
Future contracts	397,042,853	1,929,536	5	97,829	917,878	913,829
Total	3,692,719,383	40,047,687	100	10,513,075	10,134,377	19,400,235

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2025 In thousands of Brazilian Reais, unless otherwise stated

Derivatives financial instruments by index:

	September 30, 2025		December 31, 2024
	Notional	Fair Value	Notional	Fair Value
Swap Contracts
Asset Position
Foreign exchange	104,817,648	4,214,385	48,173,431	2,336,907
Interest	661,482,851	13,317,713	708,886,668	19,137,399
Share	38,900,700	532,194	922,307	261,229
Commodities	375,322	22,568	70,637	7,486

Liability Position
Foreign exchange	9,632,914	(1,936,463)	48,091,014	(2,332,909)
Interest	668,095,059	(9,676,557)	762,360,740	(7,667,588)
Share	35,569,125	(622,678)	13,399,986	(3,795,336)
Commodities	309,400	(13,751)	1,928,902	(204,422)
Forward Contracts
Asset Position
Foreign exchange	114,820,547	869,982	14,082,204	2,233,794
Interest	16,622,456	18,456,081	10,619,439	458,560
Share	125,393	434	-	-

Liability Position
Foreign exchange	138,807,337	(1,756,232)	17,671,333	(1,624,732)
Interest	15,906,929	(18,475,466)	10,619,439	(458,560)
Future Contracts
Purchase commitments
Foreign exchange	22,968,286	22,294	433,824	1,264
Interest	242,375,041	5,195,290	9,856,454	1,456,514
Share	218,314	220	4,011,021	545,439
Commodities	38,768,552	14,198	8,457,954	1,000,458

Commitments to sell
Foreign exchange	30,042,173	(29,598)	17,679,727	(50,786)
Interest	161,797,002	(3,627,916)	91,070,059	(451,014)
Share	43,914	(2,153)	201,459,785	(997,705)
Commodities	19,394,313	(53,097)	86,833,282	(430,031)
Options
Purchase commitments
Foreign exchange	56,066,003	4,326,613	9,565,942	714,593
Interest	2,486,973,750	2,380,993	2,528,806,657	17,978,224
Share	143,306,005	6,435,313	313,605	67,766
Commodities	79,788,057	211,492	1,542	163

Commitments to sell
Foreign exchange	48,571,072	(5,267,386)	175,548	(526,549)
Interest	2,379,736,248	(1,096,257)	2,440,966,741	(15,167,264)
Share	62,376,025	(11,553,782)	459,335	(6,340,766)
Commodities	72,476,303	(405,899)	3,492	(25)

Assets		55,999,770		46,199,796
Liabilities		(54,517,235)		(40,047,687)

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2025 In thousands of Brazilian Reais, unless otherwise stated

6.	Hedge accounting

The Group has three types of hedge relationships: hedge of net investment in foreign operations; fair value hedge and cash flow hedge. For hedge accounting purposes, the risk factors measured by the Group are:

•	Interest Rate: Risk of volatility in transactions subject to interest rate variations;

•	Currency: Risk of volatility in transactions subject to foreign exchange variations;

•	Stock Grant Charges: Risk of volatility in XP Inc stock prices, listed on NASDAQ.

The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding processes, as well as avoiding concentration of these risks.

The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument.

Sources of ineffectiveness are generally related to:

a) Possible mismatches between the maturity dates of the hedging instrument and the hedged item;

b) Possible mismatches between the notional amounts of the hedging instrument and the hedged item;

c) The churn rate associated with the fair value estimate of the shares granted under the Company’s share-based plan, and considered when contracting the hedging instruments, which is calculated to accrue the impact of cancellations during the term of the plan.

a)	Hedge of net investment in foreign operations

The objective of the Group was to hedge the risk generated by the US$ variation from investments in our subsidiaries in the United States, XP Holding International LLC. and XP Advisors Inc. The Group has entered into future contracts to protect against changes in future cash flows and exchange rate variation of net investments in foreign operations.

The Group undertakes risk management through the economic relationship between hedge instruments and hedged items, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors.

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in Other comprehensive income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness

Strategies	Assets	Liabilities
September 30, 2025
Foreign exchange risk
Hedge of net investment in foreign operations	658,821	-	(91,814)	633,644	98,415
Total	658,821	-	(91,814)	633,644	98,415

December 31, 2024
Foreign exchange risk
Hedge of net investment in foreign operations	675,168	-	136,598	708,102	(138,777)
Total	675,168	-	136,598	708,102	(138,777)

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2025 In thousands of Brazilian Reais, unless otherwise stated

b)	Fair value hedge

The Group’s fair value strategy consists of hedging the exposure to variation in fair value on the receipt, payment of interests and exchange variation on assets and liabilities.

The group applies fair value hedges as follows:

•	Hedging the exposure of fixed-income securities carried out through structured notes. The market risk hedge strategy involves avoiding temporary fluctuations in earnings arising from changes in the interest rate market in Reais. Once this risk is offset, the Group seeks to index the portfolio to the CDI, through the use of derivatives (DI1 Futuro). The hedge is contracted in order to neutralize the total exposure to the market risk of the fixed-income funding portfolio, excluding the portion of the fixed-income compensation represented by the credit spread of Banco XP S.A., seeking to obtain the closest match deadlines and volumes as possible.

•	Hedging to protect the change in the fair value of the exchange and interest rate risk of the component of future cash flows arising from the XP Inc bond issued (financial liability) by contracting derivatives.

•	Hedging the exposure of fixed-income securities carried out through sovereign bonds issued by Brazilian government in BRL through the use of derivatives. The strategy involves avoiding temporary fluctuations in statements of income arising from changes in the interest rate market. The hedge is contracted in order to neutralize the exposure arising from the risk-free portion of the fixed-income securities, excluding the portion of the securities’ remuneration represented by the credit spread.

•	Hedging the exposure to fixed interest rates in BRL arising from the payroll loans portfolio through the use of derivatives. The strategy involves avoiding temporary fluctuations in statements of income arising from changes in the interest rate market.

•	Hedging the exposure to floating interest rates in BRL arising from loan operations indexed to IPCA (Brazilian inflation index) through the use of derivatives. The strategy involves avoiding temporary fluctuations in statements of income arising from changes in the interest rate market.

The effects of hedge accounting on the financial position and performance of the Group are presented below:

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness

Strategies	Assets	Liabilities
September 30, 2025
Interest rate and foreign exchange risk
Structured notes	-	20,796,793	(763,153)	21,850,587	812,020
Issued bonds	-	2,255,401	274,901	2,290,354	(285,715)
Brazilian sovereign bonds	20,895,161	-	178,328	20,454,605	(181,346)
Payroll loans	1,890,823	-	63,534	1,873,447	(51,597)
Loan operations	2,960,483	-	57,164	2,995,886	(24,552)
Total	25,746,467	23,052,194	(189,226)	49,464,879	268,810

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness

Strategies	Assets	Liabilities
December 31, 2024
Interest rate and foreign exchange risk
Structured notes	-	17,671,952	2,727,761	18,273,237	(2,817,265)
Issued bonds	-	2,612,153	(779,318)	2,544,997	861,368
Brazilian sovereign bonds	24,728,299	-	(384,453)	24,624,210	372,940
Payroll loans	842,210	-	(31,328)	850,579	29,466
Loan operations	2,381,358	-	(17,669)	2,377,504	16,600
Total	27,951,867	20,284,105	1,514,993	48,670,527	(1,536,891)

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2025 In thousands of Brazilian Reais, unless otherwise stated

c)	Cash flow hedge

In March 2022, XP Inc recorded a hedge structure, in order to neutralize the impacts of XP share price variation on highly probable labor tax payments related to share-based compensation plans using SWAP-TRS contracts. The transaction has been elected for hedge accounting and classified as cash flow hedge in accordance with IFRS 9. Labor tax payments are due upon delivery of shares to employees under share-based compensation plans and are directly related to share price at that time.

The effects of hedge accounting on the financial position and performance of the Group are presented below:

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in Other comprehensive income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness

Strategies	Assets	Liabilities
September 30, 2025
Market price risk
Long term incentive plan taxes	-	319,611	(90,243)	347,944	75,256
Total	-	319,611	(90,243)	347,944	75,256

December 31, 2024
Market price risk
Long term incentive plan taxes	-	234,310	205,701	206,068	(198,386)
Total	-	234,310	205,701	206,068	(198,386)

The table below presents, for each strategy, the nominal value and the adjustments to the fair value of the hedging instruments and the book value of the hedged object:

					December 30, 2024
	Notional amount	Book value		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income (i)
Hedge Instruments		Assets	Liabilities
Interest rate risk
Futures	49,423,412	25,746,467	23,010,689	278,120	79,414
Foreign exchange risk
Futures	675,111	658,821	41,505	89,105	6,771
Market price risk
Swaps	347,944	-	319,611	75,256	(14,987)

					December 31, 2024
	Notional amount	Book value		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income (i)
Hedge Instruments		Assets	Liabilities
Interest rate risk
Futures	48,535,725	27,951,867	20,150,635	(1,589,844)	(20,755)
Foreign exchange risk
Futures	842,904	675,168	133,470	(85,824)	(3,322)
Market price risk
Swaps	206,068	-	234,310	(198,386)	7,315

(i) Hedge ineffectiveness is recognized in “Net income/(loss) from financial instruments at fair value through profit or loss” in the Group’s consolidated income statement.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2025 In thousands of Brazilian Reais, unless otherwise stated

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item:

	September 30, 2025			December 31, 2024
Strategies	Hedge instruments		Hedged item	Hedge instruments		Hedged item
	Notional amount	Fair value adjustments	Book value	Notional amount	Fair value adjustments	Book value
Fair value hedge	49,464,879	268,810	(189,226)	48,670,527	(1,536,891)	1,514,993
Hedge of net investment in foreign operations	633,644	98,415	(91,814)	708,102	(138,777)	136,598
Cash flow hedge	347,944	75,256	(90,243)	206,068	(198,386)	205,701
Total	50,446,467	442,481	(371,283)	49,584,697	(1,874,054)	1,857,292

The table below shows the breakdown notional value by maturity of the hedging strategies:

	September 30, 2025
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Fair value hedge	24,125,056	11,632,226	4,339,463	3,527,499	1,315,216	2,320,706	2,204,713	49,464,879
Hedge of net investment in foreign operations	633,644	-	-	-	-	-	-	633,644
Cash flow hedge	347,944	-	-	-	-	-	-	347,944
Total	25,106,644	11,632,226	4,339,463	3,527,499	1,315,216	2,320,706	2,204,713	50,446,467

	December 31, 2024
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Fair value hedge	12,547,147	15,169,533	11,423,467	3,203,777	2,556,701	941,397	2,828,505	48,670,527
Hedge of net investment in foreign operations	708,102	-	-	-	-	-	-	708,102
Cash flow hedge	206,068	-	-	-	-	-	-	206,068
Total	13,461,317	15,169,533	11,423,467	3,203,777	2,556,701	941,397	2,828,505	49,584,697

7.	Loan operations

Following is the breakdown of the carrying amount of loan operations by class, sector of debtor, maturity and concentration:

Loans by type	September 30, 2025	December 31, 2024
Pledged asset loan	25,361,705	23,217,323
Retail	14,264,514	12,674,565
Companies	4,650,450	4,516,553
Credit card	6,446,741	6,026,205
Non-pledged loan	9,175,744	6,431,221
Retail	179,546	549,148
Companies	6,909,730	3,506,397
Credit card	2,086,468	2,375,676
Total loans operations	34,537,449	29,648,544
Expected Credit Loss (Note 10)	(509,052)	(420,081)
Total loans operations, net of Expected Loss	34,028,397	29,228,463

By maturity	September 30, 2025	December 31, 2024
Overdue by 1 day or more	312,172	304,052
Due in 3 months or less	7,667,130	6,014,440
Due after 3 months through 12 months	7,029,977	3,808,000
Due after 12 months	19,528,170	19,522,052
Total loans operations	34,537,449	29,648,544

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2025 In thousands of Brazilian Reais, unless otherwise stated

By concentration
	September 30, 2025	December 31, 2024
Largest debtor	5,075,667	2,407,808
10 largest debtors	7,825,553	4,799,033
20 largest debtors	8,998,517	5,831,608
50 largest debtors	10,631,934	7,475,742
100 largest debtors	11,701,288	8,601,442

XP Inc offers loan products through Banco XP to its customers. The loan products offered are mostly (73% in September 30, 2025 and 78% in December 31, 2024) collateralized by customers’ investments on XP platform.

The reconciliation of gross carrying amount and the expected credit losses in loan operations, segregated by stages, according with IFRS 9, is demonstrated in Note 10.

8.	Prepaid expenses

	September 30, 2025	December 31, 2024
Commissions paid in advance (a) (b)	3,677,044	3,948,012
Marketing expenses	22,338	16,791
Services paid in advance (c)	36,948	213,193
Other expenses paid in advance	360,453	185,237
Total	4,096,783	4,363,233

Current	973,592	935,046
Non-current	3,123,191	3,428,187

(a)	Mostly comprised of commissions paid by XP CCTVM to its IFAs in order to establish a long-term relationship with this network. These commissions are recognized at the signing date of each contract and are amortized in the Group’s income statement, linearly, according to the contract’s term period.

(b)	Include balances with related parties, in connection with the transactions disclosed on Note 2(d)(i).

(c)	Mostly related to software’s subscription licenses (software as a service "SaaS").

9.	Securities trading and intermediation (receivable and payable)

Represented by operations at clearing organizations on behalf of and on account of third parties, with liquidation operating cycle between D+1 and D+5.

	September 30, 2025	December 31, 2024
Receivables from clearings organizations	2,430	1,521,064
Debtors pending settlement	5,948,817	4,985,532
Other	6,293	129,373
(-) Expected losses (a)	(145,438)	(136,872)
Total Assets	5,812,102	6,499,097

Payables to clearings organizations	2,012,890	1,499,960
Creditors pending settlement	2,063,981	3,222,114
Customer's cash on investment account	13,359,287	13,752,904
Total Liabilities	17,436,158	18,474,978

(a) The reconciliation of gross carrying amount and the expected loss segregated by stages according to IFRS 9 were demonstrated in Note 10.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2025 In thousands of Brazilian Reais, unless otherwise stated

10.	Expected Credit Losses on Financial Assets and Reconciliation of carrying amount

It is presented below the reconciliation of gross carrying amount of financial assets through other comprehensive income and financial assets measured at amortized cost – that have their ECLs (Expected Credit Losses) measured using the three-stage model, the low credit risk simplification and the simplified approach and the ECLs as of September 30, 2025:

			September 30, 2025
	Gross carrying amount	Expected Credit Losses	Carrying amount, net

Financial assets at fair value through other comprehensive income
Low credit risk simplification
Securities (i) (vi)	43,518,432	(10,000)	43,518,432
Financial assets amortized cost
Low credit risk simplification
Securities (i)	8,159,110	(25,105)	8,134,005
Securities purchased under agreements to resell (i)	15,031,512	(2,238)	15,029,274
Three stage model
Loans and credit card operations (ii) (iii) (iv) (vii)	34,537,449	(486,748)	34,050,701
Simplified approach
Securities trading and intermediation	5,957,540	(145,438)	5,812,102
Accounts receivable	1,285,777	(114,622)	1,171,155
Other financial assets	19,784,880	(40,227)	19,744,653

Total losses for on-balance exposures	128,274,700	(824,378)	127,460,322

Off-balance exposures (v)	9,346,022	(22,304)	9,323,718

Total exposures	137,620,722	(846,682)	136,784,040

(i)	Financial assets considered in Stage 1.

(ii)	As of September 30, 2025 are presented in Stage 1: Gross amount of R$ 31,448,628 and ECL of R$ 108,709; Stage 2: Gross amount of R$ 2,577,619 and ECL of R$ 78,554; Stage 3: Gross amount of R$ 511,201 and ECL of R$ 299,483, respectively.

(iii)	Gross amount: As of September 30, 2025 there were transfers between Stage 1 to Stage 2 of R$ 1,279,049; Stage 1 to Stage 3 of R$ 257,161; Stage 2 to Stage 1 of R$ 993,479; Stage 2 to Stage 3 of R$ 110,782; Stage 3 to Stage 1 of R$ 3,835 and Stage 3 to Stage 2 of R$ 4,180.

(iv)	Expected credit loss: As of September 30, 2025 there were transfers between Stage 1 to Stage 2 of R$ 35,031; Stage 1 to Stage 3 of R$ 138,461; Stage 2 to Stage 1 of R$ 4,611; Stage 2 to Stage 3 of R$ 88,567; Stage 3 to Stage 1 of R$ 81 and Stage 3 to Stage 2 of R$ 828.

(v)	Include credit cards limits and letters of guarantee.

(vi)	The loss allowance for ECL of R$ 10,000 on securities at fair value through other comprehensive income does not reduce the carrying amount, but an amount equal to the allowance is recognized in OCI as an accumulated impairment amount, with corresponding impairment gains or losses recognized in the statement of income.

(vii)	In the nine months period ended September 30, 2025, there was R$ 168,224 of credit write-off, included in ‘Expected credit losses’, in the Group’s consolidated statement of income.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2025 In thousands of Brazilian Reais, unless otherwise stated

			December 31, 2024
	Gross carrying amount	Expected Credit Losses	Carrying amount, net

Financial assets at fair value through other comprehensive income
Low credit risk simplification
Securities (i) (v)	53,250,910	(15,622)	53,250,910
Financial assets amortized cost
Low credit risk simplification
Securities (i)	2,850,108	(13,962)	2,836,146
Securities purchased under agreements to resell (i)	22,059,501	(2,364)	22,057,137
Three stage model
Loans and credit card operations (ii) (iii) (iv)	29,648,544	(396,994)	29,251,550
Simplified approach
Securities trading and intermediation	6,635,969	(136,872)	6,499,097
Accounts receivable	854,828	(75,885)	778,943
Other financial assets	13,257,189	(24,192)	13,232,997

Total losses for on-balance exposures	128,557,049	(665,891)	127,906,780

Off-balance exposures (credit card limits)	7,873,551	(23,087)	7,850,464

Total exposures	136,430,600	(688,978)	135,757,244

(i)	Financial assets considered in Stage 1.

(ii)	As of December 31, 2024 are presented in Stage 1: Gross amount of R$ 26,337,288 and ECL of R$ 79,029, Stage 2: Gross amount of R$ 2,910,045 and ECL of R$ 87,885, Stage 3: Gross amount of R$ 401,211 and ECL of R$ 230,080, respectively.

(iii)	Gross amount: As of December 31, 2024 there were transfers between Stage 1 to Stage 2 of R$ 2,108,966, Stage 1 to Stage 3 of R$ 309,713, Stage 2 to Stage 1 of R$ 710,801, Stage 2 to Stage 3 of R$ 125,492, Stage 3 to Stage 1 of R$ 2,108,966 and Stage 3 to Stage 2 of R$ 810.

(iv)	Expected credit loss: As of December 31, 2024 there were transfers between Stage 1 to Stage 2 of R$ 57,266, Stage 1 to Stage 3 of R$ 148,947, Stage 2 to Stage 1 of R$ 1,173, Stage 2 to Stage 3 of R$ 2,872, Stage 3 to Stage 1 of R$ 130 and Stage 3 to Stage 2 of R$ 184.

(v)	The loss allowance for ECL of R$ 15,622 on securities at fair value through other comprehensive income does not reduce the carrying amount, but an amount equal to the allowance is recognized in OCI as an accumulated impairment amount, with corresponding impairment gains or losses recognized in the statement of income.

11.	Investments in associates and joint ventures

Set out below are the associates and joint ventures of the Group as of September 30, 2025 and 2024.

Entity	December 31, 2024	Acquisitions	Capital contributions/ (reductions)	Disposal	Equity in earnings	Dividends received	Other changes (iv)	Goodwill (i)	September 30, 2025
Equity-accounted method
Associates (ii.a)	1,972,501	56,788	(14,406)	-	60,772	(41,182)	(51,010)	151,767	2,135,230
Measured at fair value
Associates (iii)	1,546,278	2,245	-	(1,111)	-	-	-	-	1,547,412
Total	3,518,779	59,033	(14,406)	(1,111)	60,772	(41,182)	(51,010)	151,767	3,682,642

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2025 In thousands of Brazilian Reais, unless otherwise stated

Entity	December 31, 2023	Changes in Equity (iii)	Equity in earnings / Fair value	Other comprehensive income	September 30, 2024
Equity-accounted method
Associates (i.a)	1,657,956	274,899	44,836	-	1,977,691
Measured at fair value
Associates (ii)	1,450,704	3,583	(654)	-	1,453,633
Total	3,108,660	278,482	44,182	-	3,431,324

(i) Refers to acquisitions of associates and joint ventures. The goodwill recognized includes the amount of expected synergies arising from the investments and includes an element of contingent consideration.

(ii) As of September 30, 2025 and December 31, 2024, includes the interests in the total and voting capital of the following companies:

(a) Associates - Wealth High Governance Holding de Participações S.A. (49.9% of the total and voting capital on September 30, 2025 and December 31, 2024); NK112 Empreendimentos e Participações S.A. (49.9% of the total and voting capital on September 30, 2025 and December 31, 2024); Ável Participações Ltda. (“Ável”) (35% of the total and voting capital on September 30, 2025 and December 31, 2024); Monte Bravo Holding JV S.A. (45% of the total and voting capital on September 30, 2025 and December 31, 2024); Blue3 S.A. (42% of the total and voting capital on September 30, 2025 and December 31, 2024); FMX Capital S.A. (36% of the total and voting capital on September 30, 2025 and December 31, 2024); SVN S.A (25% of the total and voting capital on September 30, 2025 and December 31, 2024); Manchester Assessores de Investimentos Ltda. (16% of the total and voting capital on September 30, 2025 and December 31, 2024), Nomos Partnership Ltda. (35% of the total and voting capital on September 30, 2025), Kona Participações 2 S.A (27,5% of the total and voting capital on September 30, 2025), Criteria Holding Investimento S.A (20% of the total and voting capital on September 30, 2025) and Center XP Holding S.A (35% of the total and voting capital on September 30, 2025).

(iii) As mentioned in Note 2(c)(iii), the Group values the investments held through some proprietary investment funds at fair value. The fair value of investments is presented in the statement of income as Net income/(loss) from financial instruments at fair value through profit or loss. Contingent consideration amounts related to the investments at fair value held through proprietary investment funds are presented in Note 15.

(iv) In the nine months period ended September 30, 2025, includes an amount of R$ 20,241 related to amortization of identifiable assets, in connection with the minority stake acquisitions disclosed in Note 2(d)(i).

12.	Property, equipment, goodwill, intangible assets and lease

a)	Changes in the period

	Property and equipment	Intangible assets

As of January 1, 2024	373,362	2,502,045
Additions	117,618	126,591
Business combination (i)	-	103,544
Write-offs	(14,515)	(20,534)
Disposals	(10,000)	-
Foreign exchange	11	331
Depreciation / amortization in the period	(31,419)	(115,902)
As of September 30, 2024	435,057	2,596,075
Cost	608,803	2,940,436
Accumulated depreciation / amortization	(173,746)	(344,361)

As of January 1, 2025	449,956	2,634,449
Additions	152,543	187,521
Write-offs	(4,003)	(19,410)
Disposals (ii)	(135,798)	-
Foreign exchange	304	(12)
Depreciation / amortization in the period	(42,432)	(99,150)
As of September 30, 2025	420,570	2,703,398
Cost	631,804	3,037,265
Accumulated depreciation / amortization	(211,234)	(333,867)

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2025 In thousands of Brazilian Reais, unless otherwise stated

(i) Related to fair value adjustments of identifiable assets and goodwill arising from the business combination with Banco Modal.

(ii) The disposal was a non-cash transaction. The amount of R$ 132,003 was recognized in “Accounts receivable” (Note 31.iii) and the loss on disposal (R$ 3,795) was recorded in the Group’s consolidated statement of income, in “Other operating income (expenses), net” (Note 25).

b)	Impairment test for goodwill

Given the interdependency of cash flows and the merger of business practices, all Group’s entities are considered a single cash generating unit (“CGU”) and, therefore, a goodwill impairment test is performed at the single operating level. Therefore, the carrying amount considered for the impairment test represents the Company’s equity.

The Group performs its annual impairment test in December and when circumstances indicates that the carrying value may be impaired. The Group’s impairment tests are based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the cash generating unit were disclosed in the annual consolidated financial statements for the year ended December 31, 2024. As of September 30, 2025, there were no indicators of a potential impairment of goodwill.

c)	Leases

Set out below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period.

	Right-of-use assets	Lease Liabilities
As of January 1, 2024	281,804	304,762
Additions (i)	150,895	151,335
Depreciation expense	(58,504)	-
Write-off	(22,555)	-
Interest expense	-	14,491
Revaluation	978	-
Cancellation	(13,515)	(13,515)
Effects of exchange rate	7,639	8,466
Payment of lease liabilities	-	(114,679)
As of September 30, 2024	346,742	350,860
Current	-	6,736
Non-current	346,742	344,124

	Right-of-use assets	Lease Liabilities (ii)
As of January 1, 2025	313,141	311,347
Additions (i)	114,026	114,026
Depreciation expense	(64,583)	-
Interest expense	-	12,067
Revaluation	978	-
Cancellation	(27,934)	(27,934)
Effects of exchange rate	(9,441)	(11,272)
Payment of lease liabilities	-	(96,613)
As of September 30, 2025	326,187	301,621
Current	66,776	31,806
Non-current	259,411	269,815

(i)	Additions to right-to-use assets in the period include prepayments to lessors and accrued liabilities.

(ii)	Note 15(b).

Payments associated with short-term leases and leases of low-value assets are recognized, on a straight-line basis, as an expense in the consolidated statement of income. The Group did not recognize expenses from short-term leases and leases of low-value assets for the nine and for the three months periods ended September 30, 2025 and 2024.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2025 In thousands of Brazilian Reais, unless otherwise stated

13.	Financing Instruments Payable

	September 30, 2025	December 31, 2024
Market funding operations (a)	101,772,927	88,483,485
Deposits	60,176,369	53,506,617
Demand deposits	1,225,838	1,243,221
Time deposits	58,506,840	51,638,802
Interbank deposits	443,691	624,594
Financial bills	16,531,309	14,193,253
Structured notes	24,019,567	20,104,840
Others	1,045,682	678,775
Debt securities (b)	4,964,550	6,764,997
Debentures	-	1,251,256
Bond	4,964,550	5,513,741
Total	106,737,477	95,248,482

Current	62,064,680	52,036,137
Non-current	44,672,797	43,212,345

(a)	Market funding operations maturity

September 30, 2025
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total
Demand deposits	1,225,838	-	-	-	-	-	1,225,838
Time deposits	9,208,650	5,691,047	6,581,864	17,946,113	7,408,760	11,670,406	58,506,840
Interbank deposits	20,589	-	-	-	319,588	103,514	443,691
Financial bills	731,287	60,837	944,089	499,131	3,293,919	11,002,046	16,531,309
Structured notes	80,652	53,303	170,679	590,836	3,774,101	19,349,996	24,019,567
Others	196,752	135,225	-	106,994	605,365	1,346	1,045,682
Total	11,463,768	5,940,412	7,696,632	19,143,074	15,401,733	42,127,308	101,772,927

December 31, 2024
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total
Demand deposits	1,243,221	-	-	-	-	-	1,243,221
Time deposits	4,337,012	6,202,542	10,256,783	14,656,194	6,371,748	9,814,523	51,638,802
Interbank deposits	-	-	-	-	370,106	254,488	624,594
Financial bills	385,960	45,916	108,266	432,934	3,779,877	9,440,300	14,193,253
Structured notes	69,880	82,304	90,546	536,373	881,785	18,443,952	20,104,840
Others	-	-	-	4	573,886	104,885	678,775
Total	6,036,073	6,330,762	10,455,595	15,625,505	11,977,402	38,058,148	88,483,485

(b)	Debt securities maturity

The total balance is comprised of the following issuances:

		September 30, 2025			December 31, 2024
	Rate type	Up to 1 year	1-5 years	Total	Up to 1 year	1-5 years	Total
Bonds (i)	Fixed rate	2,419,061	2,545,489	4,964,550	359,544	5,154,197	5,513,741
Debentures (ii)	Floating rate	-	-	-	1,251,256	-	1,251,256
Total		2,419,061	2,545,489	4,964,550	1,610,800	5,154,197	6,764,997
Current				2,419,061			1,610,800
Non-current				2,545,489			5,154,197

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2025 In thousands of Brazilian Reais, unless otherwise stated

(i)	XP Inc Bonds

On July 1, 2021, XP Inc. concluded the issuance of a gross of US$750 million senior unsecured notes with net proceeds of US$739 million (R$ 3,697 million) with maturity on July 1, 2026, and bear interest at the rate of 3.25% per year, guaranteed by XP Investimentos S.A. The principal amount will be paid on the maturity date and the interest is amortized every six months.

On July 2, 2024, XP Inc concluded an issuance of senior unsecured notes in an aggregate principal amount of US$500 million (R$ 2,793 million), with an interest rate of 6.75% and maturity date on July 2, 2029. The notes will be guaranteed by XP Investimentos S.A. The Company used the net proceeds from the offering of the notes to partially repurchase an amount equal to US$287 million of the 3.25% outstanding senior unsecured notes mentioned above.

(ii)	XP Investimentos debentures

On July 19, 2022, XP Investimentos issued non-convertible debentures in the amount of R$1,800,000 (R$900,000 of series 1 and R$900,000 of series 2). The debentures series, added together, has a maximum authorized issuance up to R$1,800,000. The principal amount, including the interest, will be paid on the maturity date as follow: (i) June 23, 2024 (series 1) and (ii) June 23, 2025 (series 2). The interest rates for series 1 and series 2 debentures are CDI+1.75% and CDI+1.90%, respectively. According to the maturity date of the Series 1 debentures, the principal amount was paid on June 23, 2024. The Serie 2 debentures were prepaid on January 31, 2025.

14.	Borrowings

	Annual interest rate %	Maturity	September 30, 2025	December 31, 2024

Banco Citi México (i)	Term SOFR(*)+0.60%	July 2025	-	1,666,432
Banco Santander	Term SOFR(*)+0.79%	December 2025	959,957	-
Bank of America (ii)	4.410%	October 2025	192,629	-
Bank of America (iii)	4.410%	November 2025	192,629	-
Bank of America	4.250%	August 2026	230,320	-
Total			1,575,535	1,666,432

Current			1,575,535	1,666,432
Non-current			-	-

(*) Secured Overnight Financing Rate (SOFR).

(i) On July 1, 2025, according to the maturity date, the loan agreement was fully settled.

(ii) On October 29, 2025, according to the maturity date, the loan agreement was fully settled.

(iii) On November 12, 2025, according to the maturity date, the loan agreement was fully settled.

15.	Other financial assets and financial liabilities

a)	Other financial assets

	September 30, 2025	December 31, 2024
Foreign exchange portfolio	17,582	2,231,898
Compulsory deposits at Brazilian Central Bank	8,611,130	6,596,467
Other deposits at Brazilian Central Bank (i)	10,084,998	4,343,999
Other	1,071,170	84,825
(-) Expected losses (ii)	(40,227)	(24,192)
Total	19,744,653	13,232,997

Current	18,028,403	11,919,324
Non-current	1,716,250	1,313,673

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2025 In thousands of Brazilian Reais, unless otherwise stated

(i) As of September 30, 2025, the amount of R$ 10,084,998 (December 31, 2024 - R$ 4,343,999) is being presented as cash equivalents in the statements of cash flows.

(ii) The reconciliation of gross carrying amount and the expected loss according to IFRS 9 are presented in Note 10.

b)	Other financial liabilities

	September 30, 2025	December 31, 2024
Foreign exchange portfolio	678,183	2,476,659
Structured financing (i)	2,722,607	3,282,750
Credit cards operations	8,309,088	8,138,657
Contingent consideration (ii)	117,401	116,777
Lease liabilities	301,621	311,347
Other	767,144	404,673
Total	12,896,044	14,730,863

Current	12,508,828	14,343,495
Non-current	387,216	387,368

(i) Financing with prime brokers through the Group's proprietary fund Multistrategy using some of its own financial assets as collateral.

(ii) Contractual contingent considerations obligations are mostly associated with the acquisition of participation in associates. The maturity of total contingent consideration payment is up to 3 years and the contractual maximum amount payable is R$ 300,000 (the minimum amount is zero).

16.	Other assets and other liabilities

a)	Other assets

	September 30, 2025	December 31, 2024
Energy contracts (i)	4,967,067	5,164,402
Other	333,010	363,788
Total	5,300,077	5,528,190

b)	Other liabilities

	September 30, 2025	December 31, 2024
Energy contracts (i)	625,118	1,012,855
Other	22,227	67,235
Total	647,345	1,080,090

(i)	Energy contracts agreed through the subsidiary XP Comercializadora de Energia Ltda.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2025 In thousands of Brazilian Reais, unless otherwise stated

17.	Retirement plans and insurance liabilities

a) Retirement plans

As of September 30, 2025, active plans are principally accumulation of financial resources through products PGBL and VGBL structured in the form of variable contribution, for the purpose of granting participants with returns based on the accumulated capital in the form of monthly withdraws for a certain term or temporary monthly withdraws.

In this respect, such financial products represent investment contracts that have the legal form of private pension plans, but which do not transfer insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and balance consists of the participant’s balance in the linked Specially Constituted Investment Fund (“FIE”) on the reporting date (Note 4 (a)(i)).

Retirement plans without insurance risk, under the scope of IFRS 9

	2025	2024
As of January 1,	66,104,805	56,371,063
Contributions received	2,499,524	3,378,162
Transfer with third party plans	6,871,671	3,201,763
Withdraws	(3,803,603)	(2,801,994)
Other provisions (Constitution/Reversion)	(350)	137,367
Monetary correction and interest income	7,242,742	3,740,776
As of September 30,	78,914,789	64,027,137

Retirement plans with insurance risk, under the scope of IFRS 17

	2025
	Liability for Remaining Coverage (“LRC”)	Liability for Incurred Claims (“LIC”)
As of January 1,	-	-
Cash flows	5,229,859	(113,914)
Acquisition cash flows paid	(151)	-
Claims and other expenses paid	-	(113,914)
Premiums received	5,230,010	-
Statement of income (i)	21,815	113,914
As of September 30,	5,251,674	-

(i) The amount is recorded in “Net revenue from services rendered – Other services”.

	2025	2024
Total retirement plans as of September 30,	84,166,463	64,027,137

b) Insurance liabilities

	2025		2024
	Liability for Remaining Coverage (“LRC”)	Liability for Incurred Claims (“LIC”)	Liability for Remaining Coverage (“LRC”)	Liability for Incurred Claims (“LIC”)
As of January 1,	114,992	4,590	36,790	315
Cash flows	136,526	(10,963)	101,141	(2,678)
Acquisition cash flows paid	(18,827)	-	(8,340)	-
Claims and other expenses paid	-	(10,963)	-	(2,678)
Premiums received	155,353	-	109,481	-
Statement of comprehensive income	9,790	-	-	-
Statement of income (i)	879	14,455	(39,656)	2,822
As of September 30,	262,187	8,082	98,275	459

(i) The amount is recorded in “Net revenue from services rendered – Other services”.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2025 In thousands of Brazilian Reais, unless otherwise stated

	2025	2024
Total insurance liabilities as of September 30,	270,269	98,734

18.	Income tax

a)	Deferred income tax

Deferred tax assets (DTA) and deferred tax liabilities (DTL) are comprised of the main following components:

	Balance sheet		Net change in the nine months period ended September 30,
	September 30, 2025	December 31, 2024	2025	2024

Tax losses carryforwards	1,887,451	1,051,966	835,485	313,731
Goodwill on business combinations (i)	66,051	51,319	547	(2,929)
Revaluations of financial assets at fair value	(284,400)	294,985	(579,385)	(81,643)
Expected credit losses (ii)	418,808	334,008	84,800	(25,061)
Profit sharing plan	131,903	298,538	(166,635)	(138,765)
Net gain/(loss) on hedge instruments	(38,389)	(31,854)	(6,535)	(5,734)
Share based compensation	677,084	558,744	118,340	123,733
Controlled foreign corporation taxation	(201,259)	-	(201,259)	(21,912)
Other provisions	(71,417)	(19,817)	(51,600)	117,634
Total	2,671,135	2,622,645	48,490	311,079
Deferred tax assets	3,050,840	2,887,935
Deferred tax liabilities	(379,705)	(265,290)

(i)	For Brazilian tax purposes, goodwill amortization expenses are deductible from the corporate income taxes calculation basis (i) over at least five years, on a straight-line basis, when the acquired entity is merged into the acquiring company or (ii) at once, as cost of acquisition, when the company is sold.

(ii)	Include expected credit loss on accounts receivable, loan operations and other financial assets.

The changes in the net deferred tax were recognized as follows:

	Nine months period ended September 30,
	2025	2024
As of January, 1	2,622,645	2,017,771
Foreign exchange variations	4,054	(16,348)
Charges to statement of income	346,946	-
Tax relating to components of other comprehensive income	(249,518)	(105,392)
Other deferred taxes	(52,992)	432,819
As of September 30,	2,671,135	2,328,850

b)	Income tax expense reconciliation

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. The following is a reconciliation of income tax expense to profit (loss) for the period, calculated by applying the combined Brazilian statutory rates at 34% for the nine and three months periods ended September 30:

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2025 In thousands of Brazilian Reais, unless otherwise stated

	Nine months period		Three months period
	ended September 30,		ended September 30,
	2025	2024	2025	2024
Income before taxes	3,911,229	3,684,593	1,330,599	1,212,482
Combined tax rate in Brazil (a)	34%	34%	34%	34%
Tax expense at the combined rate	1,329,818	1,252,762	452,404	412,244

Effects from entities taxed at different rates	(25,076)	179,412	(33,468)	30,695
Effects from entities taxed at different taxation regimes (b)	(978,876)	(728,783)	(345,504)	(237,631)
Intercompany transactions with different taxation	(182,696)	(234,870)	(17,185)	(155,905)
Tax incentives and related donation programs	(2,342)	(3,759)	(554)	1,177
Nondeductible expenses (non-taxable income), net	(117,187)	(114,263)	(55,198)	(24,710)
Total	23,641	350,499	495	25,870

Current	370,587	302,598	133,589	(67,304)
Deferred	(346,946)	47,901	(133,094)	93,174
Total expense / (credit)	23,641	350,499	495	25,870

(a)	Considering that XP Inc. is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to XP Holding Finance S.A., which is the holding company of mostly of the operating entities of XP Inc. in Brazil.

(b)	Certain eligible subsidiaries adopted the PPM tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries. Additionally, some entities are subject to different taxation regimes according to the applicable rules in their jurisdictions.

Other comprehensive income

The tax (charge)/credit relating to components of other comprehensive income is as follows:

	Before tax	(Charge)/Credit	After tax

Foreign exchange variation of investees located abroad	61,302	-	61,302
Gains/(losses) on net investment hedge	(57,327)	-	(57,327)
Changes in the fair value of financial assets at fair value	(1,068,273)	432,821	(635,452)
As of September 30, 2024	(1,064,298)	432,821	(631,477)

Foreign exchange variation of investees located abroad	(108,334)	-	(108,334)
Gains/(losses) on net investment hedge	91,814	-	91,814
Changes in the fair value of financial assets at fair value	678,298	(249,518)	428,780
Other	(9,790)	-	(9,790)
As of September 30, 2025	651,988	(249,518)	402,470

19.	Equity

(a)	Issued capital

The Company has an authorized share capital of US$ 35 thousand, corresponding to 3,500,000,000 authorized shares with a par value of US$ 0,00001 each of which:

•	2,000,000,000 shares are designated as Class A common shares and issued; and

•	1,000,000,000 shares are designated as Class B common shares and issued.

The remaining 500,000,000 authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors.

On August 15, 2024, XP Inc issued 985,297 Class A common shares (R$ 106,412) to acquire 22% of SVN´s shares, in a non-cash equity exchange transaction.

As of September 30, 2025, the Company had R$ 26 of issued capital which were represented by 423,955,129 Class A common shares and 104,432,034 Class B common shares.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2025 In thousands of Brazilian Reais, unless otherwise stated

(b)	Additional paid-in capital and capital reserve

Class A and Class B common shares, have the following rights:

•	Each holder of a Class B common share is entitled, in respect of such share, to 10 votes per share, whereas the holder of a Class A common share is entitled, in respect of such share, to one vote per share.

•	Each holder of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

•	Class consents from the holders of Class A common shares and Class B common shares, as applicable, shall be required for any modifications to the rights attached to their respective class of shares. The rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and

•	the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

The Articles of Association provide that at any time when there are Class A common shares in issue, Class B common shares may only be issued pursuant to: (a) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits; (b) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration; or (c) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership and voting interests in XP Inc.

The Board of Directors approved in December 2019 a share based long-term incentive plan, which the maximum number of shares should not exceed 5% of the issued and outstanding shares. As of September 30, 2025, the outstanding number of shares reserved under the plans were 16,909,495 restricted stock units (“RSUs”) (December 31, 2024 – 14,426,088) and 579,540 performance stock units (“PSUs”) (December 31, 2024 – 579,540) to be issued at the vesting dates.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

(c)	Treasury shares

The Group recognized amounts of treasury shares as a result of the share purchase agreement with Itaú Unibanco, signed on June 2022 and the share buy-back programs (Note 1.1). The treasury shares are registered as a deduction from equity until the shares are canceled or reissued.

During the nine months period ended September 30, 2024, the Company repurchased 12,650,574 Class A common shares (R$ 1,248,548) and canceled 12,650,574 Class A common shares (R$ 1,248,548) held in treasury.

During the nine months period ended September 30, 2025, the Company repurchased 12,310,677 Class A common shares (R$ 1,048,397) and canceled 12,053,924 Class A common shares (R$ 999,215) held in treasury.

As of September 30, 2025, the Group held 1,583,853 Class A common shares (December 31, 2024 – 1,327,100) and 1,056,308 Class B common shares (December 31, 2024 – 1,056,308) in treasury, totaling an amount of R$ 271,362 (December 31, 2024 – R$ 222,180).

(d)	Dividends distribution

The Group has not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as the Company's results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by XP Inc. board of directors and, where applicable, the shareholders.

For the nine months period ended September 30, 2025 and 2024, XP Inc. has not declared and paid dividends to the shareholders.

Non-controlling shareholders of some XP Inc’s subsidiaries have received dividends of R$ 501 and R$ 991 during the nine months period ended September 30, 2025 and 2024, respectively.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2025 In thousands of Brazilian Reais, unless otherwise stated

(e)	Other comprehensive income

Other comprehensive income consists of changes in the fair value of financial assets at fair value through other comprehensive income, while these financial assets are not realized. Also includes gains (losses) on net investment hedge, foreign exchange variation of investees located abroad and cash flow hedge reserve.

20.	Related party transactions

Transactions with related parties includes transactions among the Company and its subsidiaries in the course of normal operations include services rendered such as: (i) education, consulting and business advisory; (ii) financial advisory and financial consulting in general; (iii) management of resources and portfolio management; (iv) information technology and data processing; (v) insurance and (vi) loan operations. The effects of these transactions have been eliminated and do not have effects on the consolidated financial statements.

Transactions with related parties also includes transactions among the Company and its associates related to commissions paid in advance, as described in Note 8.

21.	Provisions and contingent liabilities

The Company and its subsidiaries are party to judicial and administrative litigations before various courts and government bodies, arising from the ordinary course of operations, involving tax, civil and labor matters and other issues. Periodically, Management evaluates the tax, civil and labor risks, based on legal, economic and tax supporting data, in order to classify the risks as probable, possible or remote, in accordance with the chances of them occurring and being settled, taking into consideration, case by case, the analyses prepared by external and internal legal advisors.

	September 30, 2025	December 31,2024
Tax contingencies	1,540	1,540
Civil contingencies	61,018	58,738
Labor contingencies	107,773	85,895
Total provision	170,331	146,173

Judicial deposits (i)	55,546	35,411

(i)	There are circumstances in which the Group is questioning the legitimacy of certain litigations or claims filed against it. As a result, either because of a judicial order or based on the strategy adopted by management, the Group might be required to secure part or the whole amount in question by means of judicial deposits, without this being characterized as the settlement of the liability. These amounts are classified as “Other assets” on the balance sheets and referred above for information.

Changes in the provision during the period

	Nine months period ended September 30,		Three months period ended September 30,
	2025	2024	2025	2024
At the beginning of period	146,173	97,678	161,769	128,980
Monetary correction	79,953	35,669	37,390	8,106
Provision accrued	68,048	55,686	27,029	5,698
Provision reversed	(82,941)	(37,732)	(38,420)	(4,213)
Payments	(40,902)	(16,696)	(17,437)	(3,966)
At the end of period	170,331	134,605	170,331	134,605

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2025 In thousands of Brazilian Reais, unless otherwise stated

Nature of claims

a)	Civil

Most of the civil and administrative claims involve matters that are normal and specific to the business and refer to demands for indemnity primarily due to: (i) financial losses in the stock market; (ii) portfolio management; and (iii) alleged losses generated from the liquidation of customers assets in portfolio due to margin cause and/or negative balance. As of September 30, 2025, there were 723 (December 31, 2024 - 681) civil and administrative claims for which the likelihood of loss has been classified as probable, in the amount of R$ 61,018 (December 31, 2024 - R$ 58,738).

b)	Labor

Labor claims to which the Group is party primarily concern: (i) the existence (or otherwise) of a working relationship between the Group and IFAs; and (ii) severance payment of former employees. As of September 30, 2025, the Company and its subsidiaries are defendants in 354 cases (December 31, 2024 - 275) involving labor matters for which the likelihood of loss has been classified as probable, in the amount of R$ 107,773 (December 31, 2024 - R$ 85,895).

Contingent liabilities - probability of loss classified as possible

In addition to the provisions mentioned above, the Company and its subsidiaries are party to several labor, civil and tax contingencies in progress, in which they are the defendants, and the likelihood of loss, based on the opinions of the internal and external legal advisors, is considered possible. The contingencies amount to approximately R$ 3,515,148 (December 31, 2024 - R$ 2,481,746).

Below these claims are summarized by nature:

	September 30, 2025	December 31, 2024
Tax (i) (ii) (iii)	2,065,936	1,338,518
Civil (iv)	1,306,731	970,615
Labor (v)	142,481	172,613
Total	3,515,148	2,481,746

(i)	Employees Profit Sharing Plans: In 2015, 2019, 2021, 2022, 2024 and 2025 tax authorities issued assessments against the Group mainly related to allegedly unpaid social security contributions on amounts due and paid to employees as profit sharing plans related to the calendar years of 2011, 2015, 2017, 2018, 2019, 2020 and 2021. According to the tax authorities, the Group’s profit-sharing plans did not comply with the provisions of Law 10,101/00. The risk of loss for these claims is classified as possible by the external counsels.

a.	Tax assessment related to 2011: The first and the second administrative appeals were denied, and currently the Group awaits judgment on the special appeal before the Superior Court of the Administrative Council of Tax Appeals (“CSRF”). The amount claimed is R$ 24,004.

b.	Tax assessment related to 2015: The first and the second administrative appeals were denied, and currently the Group awaits judgment on the appeal before the CSRF. The amount claimed is R$58,565.

c.	Tax assessment related to 2017: In this case, in addition to the claim related to the employees’ profit-sharing plan, tax authorities are also challenging the deductibility of the amounts paid under the plan to the members of the Board for the purposes of Corporate Income Tax (IRPJ), for 2016 and 2017. Administrative appeals were filed against both assessments. The appeal related to social security contributions is awaiting judgment by the Federal Revenue Service of Brazil (“RFB”), while the appeal related to IRPJ was denied by the RFB, and a second level appeal is currently awaiting judgment. The total amount claimed is R$ 135,566.

d.	Tax assessment related to 2018: An administrative appeal was filed against the assessment, which awaits judgment by the RFB. The total amount claimed is R$ 164,810.

e.	In June 2022, the Group was notified by the Public Labor Ministry for alleged unpaid FGTS (Fund for Severance Indemnity Payment) on the amounts paid to employees under profit sharing plans related to years 2015 to 2020. According to the tax authorities, the Group profit sharing plans did not comply with the provisions of Law 10,101/00. Currently, the appeal awaits a new judgment by the Court. The total amount claimed is R$ 198,902.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2025 In thousands of Brazilian Reais, unless otherwise stated

f.	Tax assessment related to 2019: Currently awaiting judgement by the CARF, since the administrative appeal was denied. The amount claimed is R$ 221,811.

g.	Tax assessment related to 2020: Currently awaiting judgement by the CARF, since the administrative appeal was denied. The total amount claimed is R$ 392,526.

h.	Tax assessment related to 2021: An administrative appeal was filed against the assessment, which awaits judgement by the RFB. The total amount claimed is R$ 571,396.

(ii)	Amortization of goodwill: The Group also received five tax assessments in which the tax authorities challenge the deductibility for the purpose of Corporate Income Tax (IRPJ) and Social Contribution of Net Profits (CSLL) of the expenses deriving from the amortization of goodwill registered upon the acquisitions made by the Group between 2013 and 2016. According to the tax authorities, the goodwill was registered in violation of Laws 9.532/97 and 12.973/14, respectively. Currently, one of the proceedings is pending judgment by the RFB and the other four await judgement by the CARF, since the administrative appeals were denied. Also, the Group has filed two lawsuits to prevent the issuance of new tax assessments and/or the application of the 150% penalty by the tax authorities in relation to expenses of such goodwill incurred in other periods. The risk of loss for these claims is classified as possible by the external counsels. The amount claimed is R$ 112,690.

(iii)	Banco Modal S.A. - Employees Profit Sharing Plan: In March 2016, tax authorities issued an assessment against Banco Modal mainly related to alleged unpaid social security contributions on amounts due and paid to employees as profit sharing plan on calendar year 2012. In June 2025, Banco Modal joined a tax settlement program to pay the amounts under discussion with a 65% reduction. The remaining amount still pending is R$ 900, which will be paid in 9 equal monthly installments. According to Note 2.d.iii, Banco Modal was incorporated by Banco XP.

(iv)	The Group is defendant in 2,673 (December 31, 2024 – 2,130) civil and administrative claims by customers and investment agents, mainly related to portfolio management, risk rating, copyrights and contract termination. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.

(v)	The Group is defendant in 228 (December 31, 2024 – 235) labor claims by former employees. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.

22.	Total revenue and income

a)	Net revenue from services rendered

Revenue from contracts with customers derives mostly from services rendered and fees charged at daily transactions from customers, therefore mostly recognized at a point in time. Disaggregation of revenue by major service lines are as follows:

	Nine months period ended September 30,		Three months period ended September 30,
	2025	2024	2025	2024
Major service lines
Brokerage commission	1,501,853	1,611,694	500,959	575,501
Securities placement	1,614,470	1,745,489	682,185	569,516
Management fees	1,340,419	1,298,882	486,578	445,614
Insurance brokerage fee	179,998	161,439	61,813	60,646
Commission fees	830,901	679,325	305,364	211,103
Other services	616,860	516,315	268,448	240,688
Gross revenue from services rendered	6,084,501	6,013,144	2,305,347	2,103,068
(-) Sales taxes and contributions on services (i)	(549,604)	(500,199)	(214,882)	(162,583)
Net revenue from services rendered	5,534,897	5,512,945	2,090,465	1,940,485

(i)	Mostly related to taxes on services (ISS) and contributions on revenue (PIS and COFINS).

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2025 In thousands of Brazilian Reais, unless otherwise stated

b)	Net income/(loss) from financial instruments

	Nine months period ended September 30,		Three months period ended September 30,
	2025	2024	2025	2024
Net income/(loss) from financial instruments at fair value through profit or loss	11,770,345	8,217,473	4,332,420	3,336,515
Net income/(loss) from financial instruments measured at amortized cost and at fair value through other comprehensive income	(3,686,897)	(921,108)	(1,695,480)	(903,114)
Total income from financial instruments	8,083,448	7,296,365	2,636,940	2,433,401
(-) Taxes and contributions on financial income	(157,684)	(218,388)	(66,719)	(55,078)
Net income/(loss) from financial instruments	7,925,764	7,077,977	2,570,221	2,378,323

c)	Disaggregation by geographic location

Breakdown of total net revenue and income and selected assets by geographic location:

	Nine months period ended September 30,		Three months period ended September 30,
	2025	2024	2025	2024
Brazil	10,176,806	12,043,660	3,026,608	4,124,683
Other countries	3,283,855	547,262	1,634,078	194.125
Revenues	13,460,661	12,590,922	4,660,686	4,318,808

	September 30, 2025	December 31, 2024
Brazil	16,890,587	16,399,995
Other countries	217,607	860,308
Selected assets (i)	17,108,194	17,260,303

(i) Selected assets are total assets of the Group, less: cash, financial assets and deferred tax assets and are presented by geographic location.

None of the clients represented more than 10% of our revenues for the periods presented.

23.	Operating costs

	Nine months period ended September 30,		Three months period ended September 30,
	2025	2024	2025	2024
Commission and incentive costs	2,564,403	2,601,615	901,524	902,254
Operating losses	145,185	127,015	53,259	49,343
Other costs	1,283,750	1,058,445	436,171	380,256
Clearing house and proprietary funds fees	488,669	421,864	160,563	153,654
Third parties’ services	117,928	54,420	81,206	19,212
Credit card cashback	366,765	318,202	129,578	97,860
Other	310,388	263,959	64,824	109,530
Total	3,993,338	3,787,075	1,390,954	1,331,853

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2025 In thousands of Brazilian Reais, unless otherwise stated

24.	Operating expenses by nature

	Nine months period ended September 30,		Three months period ended September 30,
	2025	2024	2025	2024

Selling expenses (a)	214,154	107,532	77,209	42,557

Administrative expenses	4,706,412	4,472,558	1,685,471	1,564,955
Personnel expenses	3,125,897	2,969,039	1,141,750	984,391
Compensation	1,338,186	1,127,936	461,435	423,445
Employee profit-sharing and bonus	1,209,241	1,145,819	449,560	347,810
Other personnel expenses (b)	578,470	695,284	230,755	213,136
Other taxes expenses	46,250	74,744	16,687	17,383
Depreciation of property and equipment and right-of-use assets	107,015	89,923	34,742	31,135
Amortization of intangible assets and investments	119,391	115,902	40,964	40,869
Data processing	751,805	636,490	212,644	220,123
Technical services	113,886	103,327	47,285	35,976
Third parties' services	199,360	255,784	98,979	142,077
Other administrative expenses (c)	242,808	227,349	92,420	93,001
Total	4,920,566	4,580,090	1,762,680	1,607,512

(a) Selling expenses refer to advertising and publicity.
(b) Other personnel expenses include executives profit-sharing, benefits, social charges and others.
(c) Other administrative expenses include rent, communication and travel expenses, legal and judicial and other expenses.

25.	Other operating income (expenses), net

	Nine months period ended September 30,		Three months period ended September 30,
	2025	2024	2025	2024

Other operating income	227,480	299,410	55,758	125,536
Revenue from incentives from Tesouro Direto, B3 and others (a)	81,708	163,305	9,612	61,773
Interest received on tax	29,556	21,725	8,710	7,618
Recovery of charges and expenses	2,690	27,601	170	1,007
Reversal of operating provisions	71,352	46,893	25,951	19,049
Other	47,539	39,886	11,315	36,089
(-) Taxes and contributions	(5,365)	-	-	-

Other operating expenses	(102,837)	(113,633)	(31,220)	(44,191)
Legal proceedings and agreement with customers	(36,674)	(12,068)	(14,028)	5,006
Associations and regulatory fees	(16,297)	(17,242)	(5,951)	(6,552)
Other (b)	(49,866)	(84,323)	(11,241)	(42,645)
Total	124,643	185,777	24,538	81,345

(a) Includes incentives received from third parties, mainly due to the joint development of retail products, and also the association of such entities with the XP ecosystem.
(b) Includes, mostly, (i) losses on write-off or disposals of property, equipment, intangible assets and leases, (ii) tax incentive expenses, (iii) fines and penalties expenses and (iv) charity expenses.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2025 In thousands of Brazilian Reais, unless otherwise stated

26.	Share-based plan

(i)	Outstanding shares granted and valuation inputs

The maximum number of shares available for issuance under the share-based plan shall not exceed 5% of the issued and outstanding shares.

Set out below are summaries of XP Inc's Restricted Stock Units (“RSU”) and Performance Stock Units (“PSU”) activity for the nine months period ended September 30, 2025.

	RSUs	PSUs	Total
(In thousands, except weighted-average data, and where otherwise stated)	Number of units	Number of units	Number of units

Outstanding, January 1, 2025	14,426,088	579,540	15,005,628
Granted	4,103,213	-	4,103,213
Forfeited	(744,006)	-	(744,006)
Vested	(875,800)	-	(875,800)
Outstanding, September 30, 2025	16,909,495	579,540	17,489,035

For the nine and three months periods ended September 30, 2025, the total compensation expense of both plans was, respectively, R$ 487,631 and R$ 167,119 (2024 - R$ 480,766 and R$ 152,437), including R$ 59,758 and R$ 24,895 of tax provisions (2024 - R$ 120,499 and R$ 6,018) and does not include any tax benefits on total share-based compensation expense once this expense is not deductible for tax purposes. The tax benefits will be perceived when the shares are converted into common shares.

Since the inception of the plans in 2019, the original grant-date fair value of RSU plans has ranged from US$ 11.16 to US$ 51.03 and of PSU plans has ranged from US$ 37.99 to US$ 64.68.

27.	Earnings per share (basic and diluted)

Basic earnings per share is calculated by dividing net income for the period attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share is calculated by dividing net income attributable to owners of XP Inc by the weighted average number of shares outstanding during the year plus the weighted average number of shares that would be issued on conversion of all dilutive potential shares into shares by applying the treasury stock method. The shares in the share-based plan are the only shares with potential dilutive effect.

The following table presents the calculation of net income applicable to the owners of the parent and basic and diluted EPS:

	Nine months period ended September 30,		Three months period ended September 30,
	2025	2024	2025	2024
Net income attributable to owners of the parent	3,874,081	3,333,203	1,319,620	1,185,936
Basic weighted average number of outstanding shares (i)(iii)	529,700	542,882	526,034	536,455
Basic earnings per share – R$	7.3137	6.1398	2.5086	2.2107
Effect of dilution
Share-based plan (ii) (iii)	7,184	8,076	8,893	7,995
Diluted weighted average number of outstanding shares (iii)	536,884	550,958	534,927	544,450
Diluted earnings per share – R$	7.2159	6.0498	2.4669	2.1782

(i)	See on Note 19, the number of XP Inc.’s outstanding common shares during the period.

(ii)	See on Note 26, the number of shares granted and forfeited during the period regarding XP Inc.’s Share-based plan.

(iii)	Thousands of shares.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2025 In thousands of Brazilian Reais, unless otherwise stated

28.	Determination of fair value

The Group measures financial instruments such as certain financial investments and derivatives at fair value at each balance sheet date.

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The financial instruments included in the level 1 consist mainly in public financial instruments and financial instruments negotiated on active markets (i.e., stock exchanges).

Level 2: The fair value of financial instruments that are not traded in active markets is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value as an instrument are directly or indirectly observable, the instrument is included in level 2. The financial instruments classified as level 2 are composed mainly from private financial instruments and financial instruments negotiated in a secondary market.

Level 3: If one or more of the significant inputs is unobservable, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments include:

•	Financial assets (other than derivatives) – The fair value of securities is determined by reference to their closing prices on the date of presentation of the consolidated financial statements. If there is no market price, fair value is estimated based on the present value of future cash flows discounted using the observable rates and market rates on the date of presentation.

•	Swap – These operations swap cash flow based on the comparison of profitability between two indexers. Thus, the agent assumes both positions – ‘put’ in one indexer and ‘call’ on another.

•	Forward – At the market quotation value, and the installments receivable or payable are fixed to a future date, adjusted to present value, based on market rates published at B3.

•	Futures – Foreign exchange rates, prices of shares and commodities are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. Daily cash settlements of price movements are made for all instruments.

•	Options – Option contracts give the purchaser the right to buy or sell the instrument at a fixed price negotiated at a future date. Those who acquire the right must pay a premium to the seller. This premium is not the price of the instrument, but only an amount paid to have the option (possibility) to buy or sell the instrument at a future date for a previously agreed price.

•	Other financial assets and liabilities – Fair value, which is determined for disclosure purposes, is calculated based on the present value of the principal and future cash flows, discounted using the observable rates and market rates on the date the financial statements are presented.

•	Loans operations – Fair value is determined through the present value of expected future cash flows discounted using the observable rates and market rates on the date the financial statements are presented.

•	Contingent consideration – Fair value of the contingent consideration liability related to acquisitions is estimated by applying the income approach and discounting the expected future payments to selling shareholders under the terms of the purchase and sale agreements.

Below are the Group financial assets and liabilities by level within the fair value hierarchy. The Group assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels:

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2025 In thousands of Brazilian Reais, unless otherwise stated

	September 30, 2025
	Level 1	Level 2	Level 3	Fair Value	Book Value
Financial Assets
Financial assets at Fair value through profit or loss
Securities	159,730,520	23,963,900	733,732	184,428,152	184,428,152
Derivative financial instruments	5,232,002	50,767,768	-	55,999,770	55,999,770
Investments in associates measured at fair value	-	-	1,547,412	1,547,412	1,547,412
Fair value through other comprehensive income
Securities	42,557,777	-	-	42,557,777	42,557,777
Evaluated at amortized cost
Securities	2,144,300	6,035,228	-	8,179,528	8,134,005
Securities purchased under agreements to resell	-	15,077,172	-	15,077,172	15,029,274
Securities trading and intermediation	-	5,812,102	-	5,812,102	5,812,102
Accounts receivable	-	1,171,155	-	1,171,155	1,171,155
Loan operations	-	33,915,990	-	33,915,990	34,028,397
Other financial assets	-	19,744,653	-	19,744,653	19,744,653
Financial liabilities
Fair value through profit or loss
Securities	23,290,764	453,505	-	23,744,269	23,744,269
Derivative financial instruments	3,712,764	50,804,471	-	54,517,235	54,517,235
Evaluated at amortized cost
Securities sold under repurchase agreements	-	70,920,038	-	70,920,038	70,931,249
Securities trading and intermediation	-	17,436,158	-	17,436,158	17,436,158
Financing instruments payable	-	106,689,312	-	106,689,312	106,737,477
Borrowings	-	1,575,812	-	1,575,812	1,575,535
Accounts payables	-	734,021	-	734,021	734,021
Other financial liabilities	-	12,778,643	117,401	12,896,044	12,896,044

	December 31, 2024
	Level 1	Level 2	Level 3	Fair Value	Book Value
Financial Assets
Financial assets at Fair value through profit or loss
Securities	123,368,069	26,245,585	371,760	149,985,414	149,985,414
Derivative financial instruments	3,003,675	43,196,121	-	46,199,796	46,199,796
Investments in associates measured at fair value	-	-	1,546,278	1,546,278	1,546,278
Fair value through other comprehensive income
Securities	50,879,981	-	-	50,879,981	50,879,981
Evaluated at amortized cost
Securities	-	2,874,382	-	2,874,382	2,836,146
Securities purchased under resale agreements	-	22,010,879	-	22,010,879	22,057,137
Securities trading and intermediation	-	6,499,097	-	6,499,097	6,499,097
Accounts receivable	-	778,943	-	778,943	778,943
Loan operations	-	29,145,291	-	29,145,291	29,228,463
Other financial assets	-	13,232,997	-	13,232,997	13,232,997
Financial liabilities
Fair value through profit or loss
Securities	14,830,405	422,971	-	15,253,376	15,253,376
Derivative financial instruments	1,929,536	38,118,151	-	40,047,687	40,047,687
Evaluated at amortized cost
Securities sold under repurchase agreements	-	71,693,244	-	71,693,244	71,779,721
Securities trading and intermediation	-	18,474,978	-	18,474,978	18,474,978
Financing instruments payable	-	94,662,035	-	94,662,035	95,248,482
Borrowings	-	1,666,432	-	1,666,432	1,666,432
Accounts payables	-	763,465	-	763,465	763,465
Other financial liabilities	-	14,614,086	116,777	14,730,863	14,730,863

As of September 30, 2025 and December 31, 2024, the total contingent consideration liability is reported at fair value and is dependent on the profitability of the acquired associate and businesses. The total contingent consideration is classified within Level 3 of the fair value hierarchy. The contingent consideration liability represents the maximum amount payable under the purchase and sale agreements discounted using an appropriate rate, which includes the Brazilian risk-free rate.

Changes in an average discount rate of 13.64% by 100 bps would increase/decrease the fair value of contingent consideration liability by R$ 1,938.

The investments held through our investees which are considered to be venture capital investments are classified as Level 3 of the fair value hierarchy. The inputs used by the Group are derived for discounted rates for these investments using a capital asset model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset. Change in the discount rate by 100 bps would increase/decrease the fair value by R$ 15,474.

Transfers into and out of fair value hierarchy levels are analyzed at the end of each consolidated financial statement.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2025 In thousands of Brazilian Reais, unless otherwise stated

29.	Management of financial risks and financial instruments

(a) Overview

The Group’s activities are exposed to a variety of financial risks: credit risk, liquidity risk, market risk (including currency risk, interest rate risk and price risk), and operational risk. The Group’s overall risk management structure focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

(b) Risk management structure

Management has overall responsibility for establishing and supervising the risk management structure of the Group. Risk Management is under a separated structure from business areas, reporting directly to the CEO and the Risk Committee, to ensure exemption of conflict of interest, and segregation of functions appropriate to good corporate governance and market practices.

The risk management policies of the Group are established to identify and analyze the risks faced, to set appropriate risk limits and controls, and to monitor risks and adherence to the limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in the activities of the Group. Our risk appetite is defined in our Risk Appetite Statement (RAS) and reviewed on an annual basis. The Group, through its training and management standards and procedures, developed a disciplined and constructive control environment within which all its employees are aware of their duties and obligations.

Regarding the subsidiary Banco XP and the other subsidiaries components of the XP Prudential Conglomerate (Brazilian Central Bank oversight definition), the organizational structure is based on the recommendations proposed by the Basel Accord, in which procedures, policies and methodology are formalized consistent with risk tolerance and with the business strategy and the various risks inherent to the operations and/or processes, including market, liquidity, credit and operating risks. The Group seeks to follow the same risk management practices as those applying to all companies.

Such risk management processes are also related to going concern management procedures, mainly in terms of formulating impact analyses, business continuity plans, contingency plans, backup plans and crisis management.

The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual financial statements as of December 31, 2024. There have been no changes in the risk management department or in any risk management policies since the year-end.

Sensitivity analysis

According to the market information, the Group performed the sensitivity analysis by market risk factors considered relevant. The largest losses, by risk factor, in each of the scenarios were presented with an impact on the profit or loss, providing a view of the exposure by risk factor of the Group in exceptional scenarios. The following sensitivity analyzes do not consider the functioning dynamics of risk and treasury areas, since once these losses are detected, risk mitigation measures are quickly triggered, minimizing the possibility of significant losses.

				September 30, 2025
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed interest rate	Fixed interest rate in Reais	(473)	(127,190)	(218,389)
Exchange coupons	Foreign currencies coupon rate	(358)	(34,487)	(77,467)
Foreign currencies	Exchange rates	(1,310)	319,138	328,158
Price indexes	Inflation coupon rates	(178)	(44,068)	(62,285)
Shares	Shares prices	(2,314)	(47,520)	(135,085)
Commodities	Commodities price	(336)	(28,728)	59,483
		(4,969)	37,145	(105,585)

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2025 In thousands of Brazilian Reais, unless otherwise stated

				December 31, 2024
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed interest rate	Fixed interest rate in Reais	(117)	(8,285)	50,065
Exchange coupons	Foreign currencies coupon rate	(28)	(6,905)	(15,497)
Foreign currencies	Exchange rates	(124)	64,512	148,169
Price indexes	Inflation coupon rates	(68)	(11,606)	(24,563)
Shares	Shares prices	(5,858)	(162,112)	(458,841)
Commodities	Commodities price	(320)	(4,471)	17,579
		(6,515)	(128,867)	(283,088)

Scenario I: Increase of 1 basis point in the rates in the fixed interest rate yield, exchange coupons, inflation and 1 percentage point in the prices of shares, commodities and currencies;

Scenario II: Project a variation of 25 percent in the rates of the fixed interest yield, exchange coupons, inflation, prices of shares, commodities and currencies, both rise and fall, being considered the largest losses resulting by risk factor; and

Scenario III: Project a variation of 50 percent in the rates of the fixed interest yield, exchange coupons, inflation, prices of shares, commodities and currencies, both rise and fall, being considered the largest losses resulting from the risk factor.

30.	Capital Management

(i)	Minimum capital requirements

Although capital is managed considering the consolidated position, certain subsidiaries are subject to minimum capital requirement from local regulators.

The subsidiary Banco XP, leader of the Prudential Conglomerate (which includes XP Investimentos CCTVM, XP DTVM and XP Serviços Financeiros DTVM), under BACEN regulation regime, is required to maintain a minimum capital and follow aspects from the Basel Accord.

The subsidiary XP Vida e Previdência operates in retirement plans and insurance business and is oversight by the SUSEP, being required to present Adjusted Shareholders' Equity (PLA) equal to or greater than the Minimum Required Capital (“CMR”), CMR is equivalent to the highest value between base capital and Venture Capital Liquidity (“CR”).

On September 30, 2025, the subsidiaries Banco XP and XP Vida e Previdência were in compliance with all capital requirements.

There is no requirement for compliance with a minimum capital for the other Group companies.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of September 30, 2025 In thousands of Brazilian Reais, unless otherwise stated

31.	Cash flow information

(i)	Debt reconciliation

			Debt securities (i)
	Borrowings	Lease liabilities	Debentures and notes	Bonds	Total
Total debt as of January 1, 2024	2,199,422	304,762	2,806,774	3,546,567	8,857,525
Acquisitions / Issuance	-	151,335	-	2,787,575	2,938,910
Payments	(2,255,259)	(114,679)	(1,170,612)	(1,628,342)	(5,168,892)
Write-offs	-	-	-	-	-
Cancellation	-	(13,515)	-	-	(13,515)
Net foreign exchange differences	66,632	8,466	-	408,777	483,875
Interest accrued	91,881	14,491	216,670	125,734	448,776
Interest paid	(102,676)	-	(25,185)	(66,093)	(193,954)
Total debt as of September 30, 2024	-	350,860	1,827,647	5,174,218	7,352,725

Total debt as of January 1, 2025	1,666,432	311,347	1,874,875	5,813,950	9,666,604
Acquisitions / Issuance	2,626,479	114,026	-	-	2,740,505
Payments	(2,406,329)	(96,613)	(1,266,496)	-	(3,769,438)
Net foreign exchange differences	(340,384)	(11,272)	-	(826,899)	(1,178,555)
Interest accrued	101,018	12,067	54,012	221,263	388,360
Interest paid	(71,681)	-	(15,679)	(131,857)	(219,217)
Cancellation	-	(27,934)	-	-	(27,934)
Total debt as of September 30, 2025	1,575,535	301,621	646,712	5,076,457	7,600,325

Debt securities include Debentures measured at FVPL presented in Note 4(e) and does not include fair value adjustments of (i) Debentures - R$ (193,207) (R$ (200,648) - December 31, 2024) and (ii) Bonds - R$ (111,907) (R$ (300,209) - December 31, 2024).

ii)	Cash reconciliation for operating, investing and financing activities

During the nine months period ended September 30, 2024, the Group paid R$ 860,287 – out of which R$ 190,766 refers to acquisitions concluded during this period – in connection with the minority stake acquisitions in Monte Bravo JV S.A. (“Monte Bravo”), Blue3 S.A. (“Blue3”), Ável Participações Ltda. (“Ável”), Fami Controle S.A and SVN S.A disclosed in Note 2(d)(i). The Group also paid R$ 498,576 of contingent consideration liabilities, due to the achievement of the triggers provided for in the shareholders' agreement with one of its associates.

During the nine months period ended September 30, 2025, the Group paid R$ 271,269 in connection with the minority stake acquisitions disclosed in note 2(d)(i). The Group also paid a total amount of R$ 119,182 in contingent consideration arrangements, due to the achievement of the triggers provided for in the shareholders’ agreement with its associates.

iii)	Non-cash reconciliation for operating, investing and financing activities

During the nine months period ended September 30, 2024, the Group concluded the minority stake acquisitions disclosed in Note 2(d)(i). From the total consideration of these transactions, R$ 106,412 was settled through the private issuance of XP Inc Class A shares (see note 19a).

During the nine months period ended September 30, 2025, the Group sold property and equipment assets in a total amount of R$ 132,003, which is payable in 10 years, indexed to CDI. The amount was recorded through ‘Accounts receivable’.

32.	Subsequent events

On November 17, 2025, the Board of Directors approved (i) the distribution of dividends in the amount equivalent to US$ 0.18 per share, which is scheduled to be paid on December 18, 2025 and (ii) a share buy-back program under which XP may repurchase up to the amount equivalent to R$1.0 billion of its outstanding Class A common shares over a period beginning on November 18, 2025, continuing until the earlier of the completion of the repurchase or November 18, 2026, depending on market conditions.